TABLE OF CONTENTS

OUR MISSION is to assist our clients and partners in maximizing returns on their R&D investments.

OUR VISION is to be the global leader in our industry based on consistent quality and execution, customer-aligned service and constant innovation.

PPD®

millions in U.S. dollars, except per share data, for years ended December 31, 2003, 2004, 2005, 2006 and 2007

NET REVENUE


727.0
841.3
1,037.1
1,247.7
1,414.5
2003
2004
2005
2006
2007

NET INCOME[1]


91.1
98.9
131.2
169.3
177.2
2003
2004
2005
2006
2007

EARNINGS PER DILUTED SHARE[2]


0.81
0.87
1.13
1.43
1.48
2003
2004
2005
2006
2007

SHAREHOLDERS' EQUITY


519.4
643.8
750.7
952.9
1,150.1
2003
2004
2005
2006
2007

WORKING CAPITAL


156.6
257.1
327.6
412.7
600.0
2003
2004
2005
2006
2007

BACKLOG


1,120.2
1,292.8
1,799.2
2,238.3
2,654.9
2003
2004
2005
2006
2007

(1) For the year ended December 31, 2003, excludes stock option expense, the costs to acquire the dapoxetine patents from Eli Lilly and Company, gain on sale of assets, restructuring charges related to the discovery sciences segment and impairments of equity investments, net, of $7.5, $65.0, $5.7, $1.9 and $10.1, respectively. For the year ended December 31, 2004, excludes stock option expense, restructuring charges, impairments of equity investments and tax bene associated with release of capital loss carryforwards of $11.3, $2.6, $2.0 and $3.7, respectively. For the year ended December 31, 2005, excludes stock option expense, the gain on exchange of assets, impairments of equity investments and tax benefit associated with release of capital loss carryforwards of $17.9, $5 $5.9 and $0.8, respectively. For the year ended December 31, 2006, excludes stock option expense of $18.9. For the year ended December 31, 2007, exclude stock option expense and impairment of equity investment of $20.3 and $0.7, respectively. Net income for 2003 through 2007 reported in accordance with GAAP, which includes these items and the related tax benefits and expense, was $41.4, $91.7, $119.9, $156.7 and $163.4, respectively.

(2) Earnings per diluted share for 2003 through 2007 reported in accordance with GAAP, which includes the items referred to in footnote (1) and the related ta benefits and expense, were $0.37, $0.81, $1.03, $1.32 and $1.36, respectively.

Note: For a tabular reconciliation of the non-GAAP financial measures shown under "Net Income" and "Earnings per Diluted Share" above, please see the "GAAP/ Non-GAAP Reconciliation" under "Investor Presentations" in the corporate section of our Web site at www.ppdi.com.

To our shareholders:



Left
Fred N. Eshelman, Pharm.D.
Chief Executive Officer

Right
Ernest Mario, Ph.D.
Chairman of the Board

While 2007 was a challenging year for the company in some respects, we recruited high quality management talent and laid new foundations for accelerated growth and success. Many changes are occurring in the political, regulatory and industry environments. We intend to innovate and adapt to change now and in the future, but retain the corporate culture that has led to success in the past. Financial highlights for the year included:

- Backlog at December 31, 2007, of $2.655 billion, up 19 percent over 2006;
- Net revenue grew 13 percent to $1.414 billion;
- Cash, cash equivalents and short-term investments increased 15 percent to $502 million with no long-term debt;
- Dividend increased from $0.12 to $0.40 per share annually; and
- Share price increased 26 percent to $40.37.

Strategic and Operational Highlights

It was an eventful year in both reporting segments – development services and discovery sciences/compound partnering.

Development Services

Demand for clinical development services has never been stronger, as evidenced by record requests for proposals in 2007, which were up 27 percent by dollar volume over a very robust 2006. We closed the year with our highest ever level of commercial (non-government) authorizations in the fourth quarter.

In order to meet our high standards of quality and performance now and in the future, we added a number of high-caliber, experienced executives in virtually every region of the world. We opened new facilities in Denmark, Greece, Portugal, Peru, Australia and Scotland, and moved into our new headquarters in North Carolina. In early February 2008, we signed an agreement to acquire InnoPharm Ltd., a clinical research organization operating in Russia and the Ukraine.

Discovery Sciences/Compound Partnering

Our preclinical oncology unit continued its steady growth in 2007, handily beating internal targets in the fourth quarter. The biomarker discovery sciences lab also showed signs of improvement late in the year.

There were very exciting events in our compound partnering pipeline.

In early December 2007, Johnson & Johnson filed dapoxetine marketing applications in Europe and has stated it intends to file in other territories in 2008. If this product is approved for the treatment of premature ejaculation, PPD stands to receive double-digit royalties and sales-based milestones.

Takeda Pharmaceutical Company Limited submitted the U.S. new drug application (NDA) for alogliptin on December 27, 2007, and it was accepted for filing by the Food and Drug Administration in February 2008. The compound is a highly selective dipeptidyl peptidase-IV (DPP-4) inhibitor for the treatment of type 2 diabetes. PPD will receive additional development milestones, sales-based milestones and royalties, if additional filings/approvals and launch occur.

Data from a Phase III trial with SinuNase™, Accentia Biopharmaceuticals' product for chronic sinusitis, should be available in March 2008. Assuming a favorable outcome, Accentia intends to immediately begin another Phase III trial and plans to submit an NDA in 2008. If the product is approved, PPD will receive a 7 percent royalty on net sales.

We licensed a statin from Ranbaxy Laboratories Ltd. in early 2007. Our team filed the U.S. investigational new drug (IND) application and has brought the compound forward to Phase II. We are currently evaluating the results of a comparative clinical trial and hope to out-license the compound.

Our scientists and business associates continue to evaluate other opportunities for compound partnering.

Going Forward

We believe the market for development services remains strong. If we execute to the highest standards of quality and performance, the results should be quite good. Two of our partnered compounds are with regulatory authorities. If we get approval(s), the resulting income will further boost earnings increases and potentially drive shareholder value.

We extend our thanks to Dr. Marye Anne Fox for five years of service on our board of directors. Her advice and counsel were invaluable during a period of substantial growth.



Adapting to Change

Our Phase II-IV operations are under the leadership of William Sharbaugh (second from left), chief operating officer, and (left to right) Paul Colvin, senior vice president, North America; Sebastian Pacios, senior vice president, Europe, Middle East and Africa; Wendy Buckland, vice president, Latin America; and Simon Britton, vice president, Asia Pacific.

Pressure continues to mount for biopharmaceutical companies to cut costs, mitigate revenue loss and speed safer drugs to market. Decline of product approvals and erosion of patent protection are rocking the industry. An estimated $67 billion in sales for some of the largest pharmaceutical companies will be lost in the next five years as patents expire, representing approximately half of the companies' combined 2007 U.S. sales (*The Wall Street Journal*, 6 December 2007). Left with little choice, many drug companies are cutting their work forces even as regulatory scrutiny has intensified, more rigorous safety studies are expected and a continued move toward larger, global trials seems inevitable.

In response to this transformational change, pharmaceutical companies are increasing their reliance on clinical research organizations, or CROs, to assist in managing costs



and accelerating the drug development process. According to projections, the CRO market will grow from $16.3 billion in 2006 to $29.4 billion by 2011 (Goldman Sachs, 3 December 2007).

To adapt to industry change and maximize value for our clients in speeding the delivery of therapeutics to patients, PPD implemented a number of initiatives in 2007 — all founded on our strong commitment to innovation, execution and consistent quality.

We focused on globalizing and realigning operationally to further our ability to manage complex multinational trials efficiently, strengthen internal standardization of processes and leverage our talent. To this end, we expanded our global leadership team and restructured our business units geographically. Appointing experienced senior management to each unit, we divided our Phase II-IV operations into four territories: North America; Latin America; Europe, Middle East and Africa, or EMEA; and Asia Pacific.

We provide clinical development, biostatistics and data management services from our Bellshill, Lanarkshire, operations in the United Kingdom. Members of our Bellshill management team include (left to right) Mark Beard, director, statistics and programming; Diane McKellar, director, global management services; Naomi Young, executive director, data management; Nik Morton, director, project management; and Amber Lee, director, clinical management, EMEA.

To meet the growing demand for our therapeutic expertise and heighten our ability to compete for sites and patients in emerging markets, we strengthened our presence geographically by opening offices in six new locations on four continents: Australia, Europe, North America and South America.

In February 2008, we announced we had signed an agreement to purchase InnoPharm, an independent CRO based in Russia. The acquisition will further expand our global reach with established offices in Smolensk, Moscow and St. Petersburg, Russia, and Kiev, Ukraine.

We centralized our data management and biostatistics groups under global management to enhance efficiencies and staff resourcing for global studies. This reorganization clarifies accountabilities and builds on a firm foundation of global standard operating procedures (SOPs) and working practice documents already in place. Similarly, we strengthened the structure of our global regulatory affairs and pharmacovigilance group and globalized our information technology and site services functions.

To improve efficiencies, increase effectiveness and promote innovative thinking, we undertook process improvement initiatives. We streamlined and simplified our global central lab processes; globalized and improved our pharmacovigilance processes; and cut cycle times and improved our processes for developing proposals and contracts.

We launched Project GLOBAL, an internal initiative to optimize and standardize our business applications worldwide by upgrading our current environment and re-engineering our processes. Using the latest technology to transform the way we do business, we expect to improve our daily practices and create process efficiencies by enhancing our finance, human resources and procurement modules.

At year-end, we believe we had positioned ourselves squarely at the forefront of change while strengthening our ability to expedite global drug development and reduce costs. We pledge to innovate constantly and adapt as necessary to continue to maximize return on investments for our clients while driving value for our shareholders.



CORPORATE HEADQUARTERS

Wilmington, North Carolina

ASIA PACIFIC

Melbourne, Australia
North Sydney, Australia
Beijing, China
Hong Kong, China
Mumbai, India
Seoul, Korea
Singapore
Taipei City, Taiwan
Bangkok, Thailand

EUROPE, MIDDLE EAST AND AFRICA

Brussels, Belgium
Prague, Czech Republic
Copenhagen, Denmark
Ivry-sur-Seine, France
Karlsruhe, Germany
Munich, Germany
Nuremberg, Germany
Athens, Greece
Budapest, Hungary
Tel Aviv, Israel
Milan, Italy
Ede, Netherlands
Warsaw, Poland
Lisbon, Portugal
Johannesburg, South Africa
Madrid, Spain
Stockholm, Sweden
Bellshill, United Kingdom
Cambridge, United Kingdom
Winchester, United Kingdom

LATIN AMERICA

Buenos Aires, Argentina
São Paulo, Brazil
Santiago, Chile
Mexico City, Mexico
Lima, Peru

NORTH AMERICA

Menlo Park, California
San Diego, California
Mississauga, Canada
Highland Heights, Kentucky
Columbia, Maryland
Rockville, Maryland
Cambridge, Massachusetts
New Hope, Minnesota
Hamilton, New Jersey
Durham, North Carolina
Morrisville, North Carolina
Blue Bell, Pennsylvania
Austin, Texas
Richmond, Virginia
Seattle, Washington
Middleton, Wisconsin

With more than 10,200 professionals and offices in 30 countries, PPD has the expertise and infrastructure to conduct regional and multinational clinical studies across six continents.



Regional employees based in countries in which we do not currently have offices enhance our ability to meet the needs of our clients.

LATIN AMERICA

Colombia

Guatemala

EMEA

Finland

Kenya

Norway

Slovakia

Turkey

ASIA PACIFIC

New Zealand

Philippines

Vietnam

PPD Offices

Regional Employees



“Fast and furious” compound partnering strategy

Biopharmaceutical companies are increasingly looking to new strategies to speed development and reduce costs. We believe our innovative “fast and furious” compound partnering approach offers a proven solution for reducing timelines and the potential to transform the economics of drug development.

By leveraging our drug development resources with the discovery efforts of our partners, we shorten timelines by bridging steps in clinical research, conducting earlier elements of a study while simultaneously planning for later phases of work. Our proprietary real-time data analysis tools offer our experienced drug developers the ability to react quickly to ensure the program continues to align with regulatory and marketing goals. This advantage in conjunction with scenario-based contingency planning, parallel processing and focused project management helps us speed the decision-making cycle in our partnering programs.



Our compound partnering programs are driven by Gail McIntyre (center), senior vice president of research, and members of her team including Lisa Liverman and Tim Costello, both directors in our compound partnering group.

The financial strength of the earnings from our core development business has historically provided us flexibility in structuring agreements. Our goal is to establish mutually beneficial risk-sharing partnerships in which the innovator preserves more value while we optimize our potential for long-term revenue and enhanced shareholder value.

In 2007, we advanced our compound partnering initiatives and expect our portfolio to mature in the year ahead with potential regulatory milestones and royalty payments. Progress in the programs in 2007 included the following:

Dapoxetine, partnered with Johnson & Johnson

Johnson & Johnson submitted a marketing authorization application (MAA) for dapoxetine, a treatment for premature ejaculation in men. Submitted under the decentralized procedure, Sweden is the reference member state, and Austria, Finland, Germany, Italy, Portugal and Spain are the concerned member states for the application. If approved, dapoxetine would be the first prescription treatment designed specifically to treat premature ejaculation. If the drug is approved and marketed, PPD will be entitled to receive additional milestones and royalties on drug sales.

Alogliptin, partnered with Takeda

At year-end, Takeda submitted an NDA to the U.S. Food and Drug Administration (FDA) for alogliptin, a highly selective DPP-4 inhibitor. It was accepted for filing by the FDA in February 2008. If approved, alogliptin will be one of a new class of drugs for the treatment of type 2 diabetes. In this application of our compound partnering approach, we collaborated with Syrrx/Takeda and took the compound from lead optimization to NDA submission in a total of 49 months, trouncing traditional development timelines. If approved and marketed, PPD will be entitled to receive milestone payments and royalties on drug sales.

PPD10558

In February, we acquired an exclusive worldwide license from Ranbaxy to develop, manufacture and market Ranbaxy's novel statin for the treatment of dyslipidemia. The preclinical toxicology, drug metabolism and pharmacokinetic data suggest the statin has the potential to offer an improved safety profile over currently marketed statins. After conducting additional preclinical studies, we filed an IND application with the FDA, completed four clinical studies and, at year-end, were in the midst of a high-dose comparator study.

SinuNase, partnered with Accentia

Accentia Biopharmaceuticals, Inc., progressed the development of SinuNase at an accelerated pace with FDA fast-track status and expects top-line results from a Phase III study in first quarter 2008. If the results are positive and Accentia obtains regulatory approval, SinuNase would be the first product marketed for chronic sinusitis, and PPD would be entitled to receive royalties from drug sales.



Execution excellence

Our high-quality, customizable medical communications programs are under the direction of Paul Covington, executive vice president of development; Vivian Broach (left), vice president, medical communications; and Lori Eberhardt, vice president, medical communications and post-approval pharmacovigilance.

- As the pharmaceutical industry adapts to transformational change, many clients increased their reliance on our preclinical oncology lab group for innovative strategies, with the demand for biomarker expertise continuing to grow.
- We entered a three-year contract to build, equip and staff a dedicated laboratory to support a vaccine testing program for a major pharmaceutical company.
- Our scientists developed and validated 31 new methods, expanding our portfolio of proprietary bioanalytical methods by 14 percent.
- We increased our bioanalytical sample handling capacity 24 percent and implemented bar-coding technology to automate the processes required to track sample location and use.



- Demand for our inhalation services grew 50 percent as we continued to expand our work with clients in Europe. We developed new techniques to determine foreign particulate matter within inhalation products.

- We experienced a 35 percent growth in our cGMP biopharmaceutical services business and added headcount, equipment and lab space to meet client needs.

- The installation of a new automated sample management system provided life-cycle sample tracking in our cGMP lab, with wireless data access designed to enhance flexibility and efficiency for laboratory staff.

- Our Phase I clinic continued to build on its strength - the ability to conduct complicated, technically intensive trials. A strong volunteer recruitment base and use of an investigational review board that meets weekly allow rapid study start-up and the ability to dose-escalate on a weekly basis, or more frequently in some instances, depending on the design and safety profile of the compound.

With Cindy Doerfler, vice president, at the helm of our state-of-the-art Phase I clinic, we provide clients superior technology for comprehensive cardiac safety trials, including telemetry capacity for continuous, simultaneous monitoring of 64 volunteers.

- We incorporated our dental research clinic into our Phase I clinic for expertise in the conduct of single- and multiple-ascending dose trials, continuity in the drug development process for dental clients seeking analgesic efficacy data early in the plan, and efficiencies in timelines and quality.

- Our client relations group facilitated 90 study kick-off meetings between client and PPD project teams and supported another 35. These kick-off meetings focus on clarifying at the outset study team expectations for project success.

- To decrease start-up times, lower costs and ensure regulatory document quality, our North America site start-up group now performs site start-up for all our Phase II-IV studies in the United States and Canada. Key to success in reducing timelines is our centralized, dedicated project assistant group, which generally enters documents within 24 hours of receipt.

- Through an aggressive campaign to identify and screen the best clinicians in targeted therapeutic areas, our site relations group added more than 5,600 investigators to our global database for clinical trials.

- We developed new feasibility processes to further refine data used to guide the site selection process. In the rapidly changing world of clinical research, an accurate assessment of the feasibility of a study and the number of potential subjects who might be recruited to participate is vital.

- Clients increasingly seek our assistance with adaptive clinical trial designs that improve the efficiency of their drug development programs. We offer experience with a variety of statistical methodologies and real-time tools to speed their decision-making process.

- Through participation in the Clinical Data Interchange Standards Consortium (CDISC), we are proactively working with other industry representatives to standardize case report forms, or CRFs, one of the FDA Critical Path opportunities.

- Our in-house, Web-based training for electronic data capture, or EDC, proved very successful, with more than 6,000 investigator sites and external clinical teams completing the program in 2007.

- Demand remained strong for our patient recruitment and retention services, including our expertise in managing complex multidisciplinary strategies. As cultural and regulatory barriers to recruitment and retention tactics change, we are expanding our global service offerings.

- Client demand for our post-approval services escalated in late year. In the wake of new regulatory guidelines, clients increasingly sought our assistance with strategic planning across the development life cycle as well as with developing post-approval study plans.

- We focused on globalizing our post-approval services portfolio and incorporating new regulatory guidelines, including revising SOPs and training plans and updating management and tracking systems.

- Our medical communications group provided cutting-edge professional contact center services, including self-service interactive voice response offerings to contain costs while delivering quality information to our clients' customers.

- The link between our professional contact center and post-approval pharmacovigilance group continued to strengthen, with 32 percent of our professional contact center clients now using both service groups.

- To meet one client's unique post-approval regulatory needs, we customized a solution with an integrated approach spanning our post-approval pharmacovigilance, registry, epidemiology and professional contact center groups.

- We revamped our approach to strategic program development by enhancing collaboration among our epidemiology, biostatistics and clinical management groups to offer clients the full strength of our therapeutic and development experience.

- Our clinical and safety data management consulting services and proprietary e-technologies division expanded its range of services to clients in designing, managing and optimizing their business processes.


SX52

Innovative technologies

We provide a full range of laboratory testing services for all phases of drug development. Bruce Petersen, senior vice president, provides strategic management for our biomarker discovery sciences, bioanalytical and cGMP lab operations.

- We introduced biomarker validation services to speed translation of discovered biomarkers. Using high throughput platforms, we can now take client projects through the full path from discovery and validation of biomarker development to the ultimate use of assays in clinical trials.

- In a nationwide study by the Association of Biomolecular Resource Facilities to evaluate state-of-the-art proteomics platforms, our proteomics profiling group accurately detected, quantified and identified the small number of differentially expressed proteins in a complex mixture of proteins without errors or false positives. Our superb performance in the study was consistent with the high quality biomarker discovery data that our clients have come to expect.



- We expanded our investment in technologies such as ultra performance liquid chromatography, or UPLC, and multiplexing to provide faster sample analysis and improved method performance. We also increased our liquid chromatography/ mass spectrometry, or LC/MS, capacity by seven instruments.

- Addition of a second cGMP-compliant time-of-flight LC/MS/MS for large molecule characterization enabled us to expand our market share for biopharmaceutical services.

- Our acquisition of a hybrid ion trap LC/MS significantly improved our efficiency and capability in impurity characterization and extractables/leachables analyses.

- We implemented flow cytometry for routine immunophenotyping of lymphocyte populations and developed and validated the measurement of cell surface receptor density and occupancy, circulating tumor cells and intercellular production of cytokines. These leading-edge techniques are valuable in our cancer, infectious and autoimmune disease research.

With four global electronic data capture centers, we offer a comprehensive portfolio of EDC offerings under the management of Susan Atkinson, senior vice president, biostatistics and data management, and Jim Streeter, executive director, electronic data capture.

- To increase throughput and decrease detection levels for more accurate drug efficacy studies, we expanded our molecular testing offerings by validating and implementing real-time PCR, or polymerase chain reaction, for the measurement of circulating HIV and hepatitis C and B viruses.

- Providing secure, timely access to key study data, PPD DirectConnect™ Web portals now support more than 490 client studies. We have over 8,300 external users and will launch our 1,000th portal in first quarter 2008.

- The volume of patient data we entered into Oracle® Clinical Remote Data Capture, or RDC, and the number of investigator-users more than doubled in 2007, reflecting growth in demand for our EDC services.

- Offering 24/7 live-answer assistance in nine languages, we completed the launch of four global EDC centers located in the United States and Europe to support internal and external users of Oracle Clinical RDC.

- As a customer advisor, we worked with Oracle to improve RDC 4.5.3, specifically to increase investigator site performance, simplify the user interface, eliminate software installation and provide a true Web-based EDC system. We plan to launch this new version to our customers at the end of first quarter 2008.

- We improved robustness and safety data reporting capabilities and added immediate access to data to enhance PPD GlobalView, our proprietary post-approval EDC system, and PPD GlobalView EventNet™, our customizable global event management and adjudication system for expeditious review of safety and endpoint-driven data from large-scale clinical trials and registries.

- Designed to protect client data confidentiality, we deployed PPD® ClienTag, our innovative, proprietary technology that helps to ensure the confidentiality of client documents that are provided electronically.



Therapeutic expertise for multinational studies

With integrated services, therapeutic expertise and depth of experience, our ability to manage complex multinational trials across multiple regulatory requirements efficiently and expeditiously continued to be a strength.

Our top therapeutic area in 2007 was oncology, followed by antiviral/anti-infective, endocrine/metabolic, cardiovascular and central nervous system, again closely aligning with industry's top research and development priorities (*R&D Directions*, October 2007).

2007 was a record-setting year for our CNS services, with client demand up 108 percent. We continued to expand our conduct of CNS trials globally, with heavy penetration into Eastern Europe, India and Southeast Asia.



From our office in Buenos Aires, we provide monitoring and associated services including regulatory, quality assurance and pharmacovigilance. Federico Lerner serves as senior director of clinical management for South America while Natalia Grassis heads up the clinical research associate and research assistant groups in Argentina.

Demand for our antiviral/anti-infective expertise increased 78 percent, and we continued to grow our hematology/oncology franchise with a focus on expanding direct consulting services to biotechnology and smaller pharmaceutical companies, the main sources for new compounds in the pipeline.

In total, we managed approximately 820 commercial Phase II-IV studies involving nearly 271,000 patients across 29,000 sites globally. (Our work with the government sector is not included in these totals.) In this work, we furthered our track record for successfully assisting clients in accelerating the development of therapeutics. To illustrate:

- For a Phase II thyroid study involving 184 patients in 10 countries, we achieved overall database lock six months ahead of schedule, including five interim data locks within a 13-month period.

- We completed a successful, on-time database lock for a large chronic hepatitis C study involving 119 sites, 3,083 randomized patients and 192,755 CRF pages. The study was the client's largest EDC study to date.

We continued to work extensively with agencies of the U.S. government, providing a wide range of services across six continents in a variety of therapeutic areas including infectious diseases, allergy, immunology, transplantation and vaccines.

In our 17th year working with the National Institute of Allergy and Infectious Diseases (NIAID), Division of AIDS (DAIDS), approximately 80 full-time PPD employees provided training, quality management and clinical monitoring services for the HIV Vaccine Trial Network, HIV Prevention Trial Network, Acute Infection and Early Disease Research Program and others. The programs included more than 700 sites in 43 countries.

We provided the DAIDS global support for its clinical research enterprise in North America, Asia, Africa, Europe, South America and the Caribbean. Our services included site assessment, biostatistics, data management and regulatory support.

Approximately 100 full-time PPD employees provided a range of services to NIAID's Division of Microbiology and Infectious Diseases for approximately 500 protocols at more than 1,333 sites in 45 countries.

The breadth of our global experience in 2007 included:

Therapeutic arena	Indications
Antiviral/anti-infective	Viral hepatitis, HIV, chlamydial infection, malaria, mosquito-borne viral encephalitis, primary tuberculous infection, viral pneumonia
Cardiovascular	Cardiac dysrhythmias, venous embolism, thrombosis, hypertension and heart failure
Central nervous system	Epilepsy, Alzheimer's disease, multiple sclerosis, and hereditary and degenerative diseases
Endocrine/metabolic	Diabetes mellitus
Gastrointestinal	Irritable colon, ulcerative colitis, and regional and noninfectious enteritis
Immunology	Rheumatoid arthritis and other inflammatory polyarthropathies, systemic lupus erythematosus, osteoporosis
Oncology	Virtually all major tumor types including breast, bone, connective tissue, skin, prostate, ovary and uterus, lung, lymphoid and histiocytic tissue
Ophthalmology	Macular degeneration, retinal vascular occlusion


PPD

Global expansion

Our team in Mumbai, India, offers clinical project management and patient recruitment services for key therapeutic areas. Members of the management group include (left to right) Kristin Greenough, senior clinical team manager; Bill Emery, principal clinical team manager; Preeti Pillai, clinical operations manager; Nomita Bhandari, clinical team manager; and Miroslawa Piotrowska, associate director of clinical management.

- Strong demand for our services, regionally and globally, drove our growth in 2007. We expanded in new geographic locations by opening offices in Sydney, Australia; Copenhagen, Denmark; Athens, Greece; Lima, Peru; Lisbon, Portugal; and Seattle, Washington. We opened a second office in Mumbai, India, in January 2008 and plan to open an office in Istanbul, Turkey, in first quarter 2008. In addition, we initiated or completed expansions at 17 existing office locations.

- With the close of our acquisition of InnoPharm in second quarter 2008, we will gain offices in Smolensk, Moscow and St. Petersburg, Russia, and Kiev, Ukraine, further extending our global reach.

- We maintained a leading position in Latin America by increasing our headcount 23 percent; adding key management; expanding our offices in Argentina, Brazil, Chile and Mexico; and opening an office in Peru.



- In Asia Pacific, we doubled our headcount and expanded our clinical quality assurance and pharmacovigilance programs. Demand increased for our services for larger studies, including an infectious disease trial comprised of nearly 100 sites and 4,500 patients.

- We consolidated staff into a new 34,000-square-foot office in Bellshill, Lanarkshire, United Kingdom, and announced plans for construction of a second 34,000-square-foot building to accommodate our growing operations.

- With increased demand for our large molecule testing services, we completed construction of a new lab that increased our immunochemistry capacity for bioanalytical testing by 50 percent.

- To meet the growing needs for inhalation services, we added 13,000 square feet of laboratory space, including four customized, environmentally controlled labs to test inhaled products, and state-of-the-art instrumentation to enhance the accuracy of particle counting.

- We expanded our global central lab services into China through an exclusive agreement with Peking Union Lawke Biomedical Development Limited in January 2008, enabling PPD to provide biopharmaceutical clients its full range of highly customized central lab services in China without the need to export lab samples.



World-class professionals

Missy Orr (right), executive director of patient recruitment, and Christie Fry, associate director of patient recruitment, oversee the development of a wide range of custom-designed recruitment and retention programs for studies of all sizes and complexities.

- Recruiting, retaining and developing talented people continued to be a key initiative. To attract, qualify and hire top talent, we trained management in a proven behavioral interviewing technique. The quality of hires has improved, and turnover has decreased in departments that have initiated this technique.

- We expanded our wellness program, providing health screenings, fitness assessments, healthy pregnancy, smoking cessation, walking and running programs at our largest U.S. offices and some locations abroad.

- Leadership development continues to be critical; another group of top performers completed our year-long global leadership training program.



- To develop leadership skills and retain clinical research associates, or CRAs, we introduced a CRA management training program.

- We launched a clinical team managers, or CTM, training program in North America for new and existing CTMs. The training presents material critical to managing a clinical team through execution of deliverables. We also initiated a training program for CTMs in Asia Pacific.

- We extended our lead apprentice program to data management employees in Europe. Developed originally for U.S. employees, the program focuses on training, mentoring and identifying candidates for potential promotion.

- To teach valuable "know how" for conducting studies in an e-environment, we offered employees new training modules on adapting to the advantages offered by remote monitoring and site management.

Financial section

Selected Financial Data

numbers in tables in thousands, except per share data

The following table represents selected historical consolidated financial data. The statement of operations data for the years ended December 31, 2005, 2006 and 2007 and balance sheet data at December 31, 2006 and 2007 are derived from our audited consolidated financial statements included elsewhere in this report. The statement of operations data for the years ended December 31, 2003 and 2004, and the balance sheet data at December 31, 2003, 2004 and 2005 are derived from audited consolidated financial statements not included in this report. The historical results are not necessarily indicative of the operating results to be expected in the future. The selected financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to the financial statements included elsewhere in this report.

Consolidated Statement of Operations Data

	Year Ended December 31,				
	2003 (1)(2)	2004 (1)	2005 (1)(2)	2006	**2007**
Net revenue	$ 726,983	$ 841,256	$ 1,037,090	$ 1,247,682	**$ 1,414,465**
Operating expenses (3)	659,501	701,878	865,538	1,027,705	**1,184,484**
Gain on sale/exchange of assets (4)	(5,738)	–	(5,144)	–	**–**
Restructuring charges (5)	1,917	2,619	–	–	**–**
Total operating expenses	655,680	704,497	860,394	1,027,705	**1,184,484**
Income from operations	71,303	136,759	176,696	219,977	**229,981**
Impairment of equity investments (6)	(10,078)	(2,000)	(5,928)	–	**(690)**
Other income, net	2,482	3,830	9,035	15,528	**18,662**
Income before provision for income taxes	63,707	138,589	179,803	235,505	**247,953**
Provision for income taxes	22,297	46,905	59,906	78,853	**84,552**
Net income	$ 41,410	$ 91,684	$ 119,897	$ 156,652	**$ 163,401**
Net income per common share:					
Basic	$ 0.37	$ 0.81	$ 1.05	$ 1.34	**$ 1.38**
Diluted	$ 0.37	$ 0.81	$ 1.03	$ 1.32	**$ 1.36**
Dividends declared per common share	$ –	$ –	$ 0.525	$ 0.105	**$ 0.19**
Weighted average number of common shares outstanding:					
Basic	111,548	112,696	114,664	116,780	**118,459**
Dilutive effect of stock options	1,024	1,112	1,770	1,755	**1,494**
Diluted	112,572	113,808	116,434	118,535	**119,953**

Consolidated Balance Sheet Data

	As of December 31,				
	2003	2004	2005	2006	**2007**
Cash, cash equivalents and short-term investments	$ 110,102	$ 249,368	$ 319,820	$ 435,671	**$ 502,384**
Working capital (7)	156,602	257,103	327,638	412,711	**599,980**
Total assets	786,055	983,681	1,159,600	1,481,565	**1,684,375**
Long-term debt and capital lease obligations, including current portion (8)	7,662	6,970	24,302	75,159	**–**
Shareholders' equity	519,390	643,788	750,676	952,900	**1,150,096**
Cash dividends declared per common share (9)	–	–	60,684	12,305	**22,590**

(1) Effective January 1, 2006, we adopted SFAS No. 123 (revised) using the modified retrospective application method. In accordance with the modified retrospective application method, we have adjusted our financial statements for all periods prior to January 1, 2006 to give effect to the fair-value based method of accounting for all awards granted in fiscal years beginning after December 15, 1994.

(2) For 2003 and 2005, results of operations for acquisitions that occurred during the year are included in our consolidated results of operations as of and since the effective date of the acquisitions. For further details regarding the 2005 acquisition, see Note 2 in Notes to Consolidated Financial Statements.

(3) For 2003, operating expenses include a $65.0 million cash payment to Eli Lilly and Company to acquire Lilly's patents to dapoxetine.

(4) For 2003, gain on sale of assets related to the restructuring of our Discovery Sciences segment. For 2005, gain on exchange of assets related to the acquisition of substantially all the assets of SurroMed, Inc.'s biomarker business.

(5) For 2003 and 2004, restructuring charges related to the restructuring of our Discovery Sciences segment.

(6) For 2003, 2004, 2005 and 2007, impairment of equity investments includes charges to earnings for other-than-temporary declines in the fair market value of our investments. For further details, see Note 6 in Notes to Consolidated Financial Statements.

(7) Working capital equals current assets minus current liabilities.

(8) For 2005 and 2006, long-term debt includes $17.1 million and $74.8 million, respectively, which we borrowed to finance the construction of our new headquarters building and related parking facility in Wilmington, North Carolina.

(9) The Board of Directors declared a special one-time cash dividend in the amount of $0.50, as adjusted to give effect to our February 2006 two-for-one stock split, on each outstanding share of common stock in the fourth quarter of 2005. The Board of Directors also adopted an annual dividend policy in the fourth quarter of 2005 and paid the first quarterly cash dividend in that quarter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, our consolidated financial statements and accompanying notes. In this discussion, the words "PPD", "we", "our" and "us" refer to Pharmaceutical Product Development, Inc., together with its subsidiaries where appropriate.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the federal securities laws. These statements relate to future events or our future financial performance. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, expectations, predictions, assumptions and other statements that are not statements of historical facts. In some cases, you can identify forward-looking statements by terminology such as "might", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "intend", "potential" or "continue", or the negative of these terms, or other comparable terminology. These statements are only predictions. These statements rely on a number of assumptions and estimates that could be inaccurate and that are subject to risks and uncertainties. Actual events or results might differ materially due to a number of factors, including those listed in "Potential Volatility of Quarterly Operating Results and Stock Price" and in "Item 1A. Risk Factors" in our annual report on Form 10-K. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

EXECUTIVE OVERVIEW

Our revenues are dependent on a relatively small number of industries and clients. As a result, we closely monitor the market for our services. For a discussion of the trends affecting the market for our services, see "Item 1. Business — Trends Affecting the Drug Discovery and Development Industry" in our annual report on Form 10-K. Although we cannot predict the demand for CRO services for 2008, particularly in light of current general economic uncertainties, we continue to believe that the overall market for these services is strong. The volume of requests for proposals for our Phase II-IV clinical development services continues to grow, reflecting strong demand for outsourcing services generally and evidencing that the market for these services remains intact. For

2008, we plan to continue to focus on execution in our core development business and on our business development efforts to improve our sales hit rate.

We believe there are specific opportunities for continued growth in certain areas of our core development business. Our Global Phase II-IV units had solid operating and financial performance in 2007, and we expect to see continued revenue growth in 2008. We continue to add headcount within Phase II-IV global operations and added new offices in several countries in 2007 and are planning expansions in others in 2008. In February 2008, we announced that we had entered into an agreement to acquire InnoPharm Ltd., an independent contract research organization. InnoPharm employs more than 300 professionals and has offices in Smolensk, Moscow and St. Petersburg in Russia and Kiev, Ukraine. In addition to our Phase II-IV business, during 2007 our bioanalytical laboratory completed construction of a new immunochemistry laboratory to support growth in large molecule testing services. Our cGMP laboratory increased capacity, added customized laboratories and added new technologies during 2007. While the revenue in our central laboratory in 2007 was below our expectations, new central laboratory authorizations for this business were well above expectations and should provide a solid basis for growth in 2008. Finally, with the passage of the Food and Drug Administration Amendments Act in late 2007, we believe there are opportunities for significant growth in the post-approval services arena.

We review various metrics to evaluate our financial performance, including period-to-period changes in backlog, new authorizations, cancellation rates, revenue, margins and earnings. In 2007, we had new authorizations of $2.2 billion, an increase of 11.5% over 2006. The cancellation rate for 2007 was 22.1%, which is higher than the 19.4% cancellation rate for 2006, but lower than our projected cancellation rate for 2007. Despite the increase in cancellations in 2007, backlog grew to $2.7 billion as of December 31, 2007, up 18.6% over December 31, 2006. The average length of our contracts increased to 34.2 months as of December 31, 2007 from 32.8 months as of December 31, 2006.

Backlog by client type as of December 31, 2007 was 48.8% pharmaceutical, 38.9% biotech and 12.3% government/other, as compared to 54.5% pharmaceutical, 32.3% biotech and 13.2% government/other as of December 31, 2006. The change in the composition of our backlog from 2006 to 2007 is primarily the result of an increase in authorizations from biotech companies in 2007. Net revenue by client type for the year ended December 31, 2007 was 58.7% pharmaceutical, 29.1% biotech and 12.2% government/other, compared to 58.5% pharmaceutical, 29.5% biotech and 12.0% government/other as of December 31, 2006.

For 2007, net revenue contribution by service area was 81.0% for Phase II-IV services, 14.1% for laboratory services, 3.3% for the Phase I clinic and 1.6% for discovery sciences, compared to net revenue contribution for the year ended December 31, 2006 of 78.0% for Phase II-IV services, 15.3% for laboratory services, 3.8% for Phase I clinic and 2.9% for discovery sciences. Top therapeutic areas by net revenue for the year ended December 31, 2007 were oncology, anti-infective/anti-viral, endocrine/metabolic, circulatory/cardiovascular and central nervous system. For a detailed discussion of our revenue, margins, earnings and other financial results for the year ended December 31, 2007, see "Results of Operations — Year Ended December 31, 2006 versus Year Ended December 31, 2007" below.

Capital expenditures for the year ended December 31, 2007 totaled $95.0 million. These capital expenditures were primarily for construction in progress for our new headquarters building in Wilmington, North Carolina, computer software and hardware, scientific equipment for our laboratory units and various building improvements. We made these investments to support our growing businesses and to improve the efficiencies of our operations. For 2008, we expect to spend between $80 million and $90 million for capital expenditures, primarily associated with facility expansions and improvements, as well as investments in information technology and new laboratory equipment.

As of December 31, 2007, we had $502.4 million of cash, cash equivalents and short-term investments. In 2007, we generated $226.7 million in cash from operations. The number of days' revenue outstanding in accounts receivable and unbilled services, net of unearned income, also known as DSO, was 50.8 and 44.0 days as of December 31, 2007 and 2006, respectively. DSO rose in 2007 due to longer payment terms with some clients and delayed billing milestones and a decrease in unearned income as a percentage of accounts receivable and unbilled services at December 31, 2007 compared to December 31, 2006. Collection efficiency remains solid, demonstrated by our aged accounts receivable less than 90 days which remain over 90% at December 31, 2007. We plan to continue to monitor DSO and the various factors that affect it. However, we expect DSO and unbilled services will continue to fluctuate in the future depending on contract terms, the mix of contracts performed within a quarter, the levels of investigator advances and unearned income, and our success in collecting receivables.

In October 2007, we announced our board of directors has amended the annual cash dividend policy to increase the annual dividend rate from $0.12 to $0.40 per year, payable quarterly at a rate of $0.10 per share. The new dividend rate was effective beginning in the fourth quarter 2007.

With regard to our compound partnering arrangements, we saw significant progress in 2007. First, Johnson and Johnson announced in early December that it filed a marketing authorization application to regulatory authorities in seven European countries under the decentralized filing procedure and that additional filings should follow in other regions. Second, Accentia advanced the SinuNase Phase III program and announced that it completed enrollment in the Phase III program and expects to announce top-line results in the first quarter of 2008. Finally, the dipeptidyl peptidase, or DPP-4, program in type 2 diabetes with Takeda Pharmaceuticals continues to progress. Takeda completed the Phase III trials for its lead DPP-4 inhibitor, alogliptin, and submitted the NDA for this compound in late December 2007. Takeda also continues to advance the development for a second DPP-4 inhibitor and a combination product with DPP-4 and Actos, Takeda's leading diabetes drug.

In early 2007, we exercised an option to license a statin compound from Ranbaxy Laboratories Ltd. that we are developing as a potential treatment for dyslipidemia, a metabolic disorder often characterized by high cholesterol levels. We are solely responsible, and will bear all costs and expenses, for the development, manufacture, marketing and commercialization of the compound and licensed products. We filed the investigational new drug application, or IND, for the statin compound in late March 2007. We completed a single ascending dose, first-in-human study for this statin in June 2007, and the compound was safe and well tolerated at all doses in this trial. We also completed a first-in-patient study, and a drug-drug interaction study to evaluate the interaction between our statin and gemfibrozil, a fibrate commonly used to lower triglycerides. We are currently conducting additional trials to further evaluate the safety and efficacy of this statin. We have preliminary results from the first part of a high dose comparator trial. These preliminary results suggest that our statin was well-tolerated in the first part of this trial based on adverse event and clinical laboratory data and compared favorably to the comparator statins with respect to lipid lowering. The second part of the study is in progress and final results could vary materially from the preliminary results. We anticipate having final results from this high dose comparator study in the first quarter of 2008 and plan to decide upon a course of action related to this statin program after evaluating the full and complete results from these trials.

These drug development collaborations allow us to leverage our resources and global drug development expertise to create new opportunities for growth and to share the risks and potential rewards of drug development with our collabrators. For a background discussion of our compound partnering arrangements, see "Item 1. Business — Our Services — Our Discovery Sciences Group — Compound Collaboration Programs" in our annual report on Form 10-K. We believe our compound partnering strategy uses our cash resources and drug development expertise to drive mid- to long-term shareholder value. In 2008, we plan to continue advancing our existing collaborations and evaluate new potential strategies and opportunities in this area.

NEW BUSINESS AUTHORIZATIONS AND BACKLOG

New business authorizations, which are sales of our services, are added to backlog when we enter into a contract or letter of intent or receive a verbal commitment. Authorizations can vary significantly from quarter to quarter and contracts generally have terms ranging from several months to several years. We recognize revenue on these authorizations as services are performed. Our new authorizations for the years ended December 31, 2005, 2006 and 2007 were $1.8 billion, $2.0 billion and $2.2 billion, respectively.

Our backlog consists of new business authorizations for which the work has not started but is anticipated to begin in the future and contracts in process that have not been completed. As of December 31, 2007, the remaining duration of the contracts in our backlog ranged from one to 106 months, with an average duration of 34.2 months. We expect the average duration of the contracts in our backlog to fluctuate from year to year in the future, based on the contracts constituting our backlog at any given time. Amounts included in backlog represent future revenue and exclude revenue that we have recognized. We adjust backlog on a monthly basis to account for fluctuations in exchange rates. Our backlog as of December 31, 2005, 2006 and 2007 was $1.8 billion, $2.2 billion and $2.7 billion, respectively. For various reasons discussed in "Item 1. Business — Backlog" in our annual report on Form 10-K, our backlog might never be recognized as revenue and is not necessarily a meaningful predictor of future performance.

RESULTS OF OPERATIONS

Revenue Recognition

We record revenue from contracts, other than time-and-material contracts, on a proportional performance basis in our Development and Discovery Sciences segments. To measure performance on a given date, we compare direct costs through that date to estimated total direct costs to complete the contract. Direct costs relate primarily to the amount of labor and labor related overhead costs for the delivery of services. We believe this is the best indicator of the performance of the contractual obligations. Changes in the estimated total direct costs to complete a contract without a corresponding proportional change to the contract value result in a cumulative adjustment to the amount of revenue recognized in the period the change in estimate is determined. For time-and-material contracts in both our Development and Discovery Sciences segments, we recognize revenue as hours are worked, multiplied by the applicable hourly rate. For our Phase I, laboratory and biomarker businesses, we recognize revenue from unitized contracts as subjects or samples are tested, multiplied by the applicable unit price. We offer volume discounts to our large customers based on annual volume thresholds. We record an estimate of the annual volume rebate as a reduction of revenue throughout the period based on the estimated total rebate to be earned for the period.

In connection with the management of clinical trials, we pay, on behalf of our clients, fees to investigators and test subjects as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. Our clients reimburse us for these costs. As required by Emerging Issues Task Force 01-14, amounts paid by us as a principal for out-of-pocket costs are included in direct costs as reimbursable out-of-pocket expenses and the reimbursements we receive as a principal are reported as reimbursed out-of-pocket revenue. In our statements of operations, we combine amounts paid by us as an agent for out-of-pocket costs with the corresponding reimbursements, or revenue, we receive as an agent. During the years ended December 31, 2005, 2006 and 2007, fees paid to investigators and other fees we paid as an agent and the associated reimbursements were approximately $279.8 million, $292.6 million and $335.7 million, respectively.

Most of our contracts can be terminated by our clients either immediately or after a specified period following notice. These contracts typically require the client to pay us the fees earned to date, the fees and expenses to wind down the study and, in some cases, a termination fee or some portion of the fees or profit that we could have earned under the contract if it had not been terminated early. Therefore, revenue recognized prior to cancellation generally does not require a significant adjustment upon cancellation. If we determine that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made.

The Discovery Sciences segment also generates revenue from time to time in the form of milestone payments in connection with licensing of compounds. We only recognize milestone payments as revenue if the specified milestone is achieved and accepted by the client, and continued performance of future research and development services related to that milestone is not required.

Recording of Expenses

We generally record our operating expenses among the following categories:

- direct costs;
- research and development;
- selling, general and administrative;
- depreciation and amortization.

Direct costs consist of amounts necessary to carry out the revenue and earnings process, and include direct labor and related benefit charges, other costs directly related to contracts, an allocation of facility and information technology costs, and reimbursable out-of-pocket expenses. Direct costs, as a percentage of net revenue, tend to and are expected to fluctuate from one period to another as a result of changes in labor utilization and the mix of service offerings involved in the hundreds of studies being conducted during any period of time.

Research and development, or R&D, expenses consist primarily of patent expenses, labor and related benefit charges associated with personnel performing internal research and development work, supplies associated with this work, consulting services and an allocation of facility and information technology costs.

Selling, general and administrative, or SG&A, expenses consist primarily of administrative payroll and related benefit charges, sales, advertising and promotional expenses, recruiting and relocation expenses, training costs, administrative travel, an allocation of facility and information technology costs, and costs related to operational employees performing administrative tasks.

We record depreciation expenses on a straight-line method, based on estimated useful lives of 40 years for buildings, five years for laboratory equipment, two to five years for software, computers and related equipment, and five to ten years for furniture and equipment, except for aircrafts, which we depreciate over 30 years. We depreciate leasehold improvements over the shorter of the life of the relevant lease or the useful life of the improvement. We depreciate property under capital leases over the life of the lease or the service life, whichever is shorter. We record amortization expenses on intangible assets on a straight-line method over the life of the intangible assets.

Year Ended December 31, 2006 Versus Year Ended December 31, 2007

numbers in tables in thousands, except per share data

The following table sets forth amounts from our consolidated financial statements along with the dollar and percentage change for the full year of 2006 compared to the full year of 2007.

	Year Ended December 31,			
	2006	**2007**	$ Inc (Dec)	% Inc (Dec)
Net revenue:				
Development	$ 1,113,106	**$ 1,275,399**	$ 162,293	14.6%
Discovery Sciences	33,193	**19,979**	(13,214)	(39.8)
Reimbursed out-of-pockets	101,383	**119,087**	17,704	17.5
Total net revenue	1,247,682	**1,414,465**	166,783	13.4
Direct costs:				
Development	559,819	**641,902**	82,083	14.7
Discovery Sciences	9,324	**10,610**	1,286	13.8
Reimbursable out-of-pocket expenses	101,383	**119,087**	17,704	17.5
Total direct costs	670,526	**771,599**	101,073	15.1
Research and development expenses	5,406	**19,238**	13,832	255.9
Selling, general and administrative expenses	304,035	**338,055**	34,020	11.2
Depreciation and amortization	47,738	**55,592**	7,854	16.5
Income from operations	219,977	**229,981**	10,004	4.5
Impairment of equity investment	–	**(690)**	(690)	(100.0)
Interest and other income, net	15,528	**18,662**	3,134	20.2
Income before provision for income taxes	235,505	**247,953**	12,448	5.3
Provision for income taxes	78,853	**84,552**	5,699	7.2
Net income	$ 156,652	**$ 163,401**	$ 6,749	4.3
Net income per diluted share	$ 1.32	**$ 1.36**	$ 0.04	3.0

Total net revenue increased $166.8 million to $1.4 billion in 2007. The increase in total net revenue resulted primarily from an increase in our Development segment revenue. The Development segment generated net revenue of $1.3 billion, which accounted for 90.2% of total net revenue for 2007. The 14.6% increase in Development net revenue was primarily attributable to an increase in the level of Phase II-IV services we provided in 2007 as compared to 2006.

The Discovery Sciences segment generated net revenue of $20.0 million in 2007, a decrease of $13.2 million from 2006. The higher 2006 Discovery Sciences net revenue was mainly attributable to the $15.0 million milestone payment we earned from Takeda in March 2006 as a result of the dosing of the twentieth patient in the Phase III trial for Takeda's lead DPP-4 inhibitor, alogliptin. Takeda completed the Phase III studies and submitted the alogliptin NDA to the FDA in late December 2007.

Total direct costs increased $101.1 million to $771.6 million in 2007 primarily as the result of an increase in the Development segment direct costs. Development segment direct costs increased $82.1 million to $641.9 million in 2007. The primary reason for this was an increase in personnel costs of $63.6 million due to the addition of approximately 800 new employees in our global Phase II-IV division. The remaining increase in the development direct costs was primarily due to increased facility costs of $9.0 million as a result of our headcount growth and an increase in contract labor for clinical personnel of $10.2 million. These increases in direct costs were also attributable to foreign currency fluctuation, as discussed below.

R&D expenses increased $13.8 million to $19.2 million in 2007. The increase in R&D expense was primarily due to development costs associated with Ranbaxy statin we are developing as a potential treatment for dyslipidemia. We are solely responsible for all costs and expenses for the development, manufacture, marketing and commercialization of the compound and licensed products. As a result, we expect to incur additional R&D expenses in future periods as we continue to advance the development of this compound. We also plan to continue evaluating other compound partnering strategies and opportunities to drive mid- and long-term shareholder value.

SG&A expenses increased $34.0 million to $338.1 million in 2007. As a percentage of total net revenue, SG&A expenses decreased to 23.9% in 2007 as compared to 24.4% in 2006. The increase in SG&A expenses in absolute terms includes additional personnel costs of $32.2 million due to hiring additional operations infrastructure and administrative personnel to support expanding operations and revenue growth. These increases in SG&A expenses in 2007 were also attributable to foreign currency fluctuations, as discussed below.

Depreciation and amortization expenses increased $7.9 million to $55.6 million in 2007. The increase was related to property and equipment we acquired to accommodate our growth. Capital expenditures were $95.0 million in 2007. Capital expenditures included $32.2 million for our new corporate headquarters building and related parking facility in Wilmington, North Carolina, $26.3 million for computer software and hardware, $13.1 million for additional scientific equipment for our laboratory units and $10.4 million related to leasehold improvements at various sites. We expect depreciation to increase in 2008 as a result of substantial investments over the past couple years in information technology systems to support our global Phase II-IV business.

Income from operations increased $10.0 million to $230.0 million in 2007. Income from operations in 2007 was negatively impacted by approximately $10.9 million due to foreign currency fluctuation, primarily the weakening of the U.S. dollar relative to the pound sterling, euro and Brazilian real. Although these currency movements increased net revenue in the aggregate, the negative impact on income from operations is attributable to dollar-denominated contracts for services rendered in countries other than the United States. In these cases, revenue is not impacted by the weakening of the U.S. dollar, but the costs associated with performing these contracts and maintaining the foreign infrastructure, which are paid in local currency, increase when translated to U.S. dollars, resulting in lower operating profits. In addition, it is important to note that income from operations in 2006 included a $15.0 million milestone payment from Takeda under the DPP-4 collaboration agreement.

Interest and other income, net increased $3.1 million to $18.7 million in 2007. This was due primarily to increased interest income due to a 20.6% increase in our average cash, cash equivalents and short-term investment balance in 2007 compared to 2006.

Our provision for income taxes increased $5.7 million to $84.6 million in 2007. Our effective income tax rate for 2006 was 33.5% compared to 34.1% for 2007. The effective tax rate for 2007 was positively impacted by the settlement of tax audits and closing of certain statutory limitations. The effective tax rate for 2006 was positively impacted by 1.8% as a result of the recognition of benefit for state economic development tax credits as well as a decrease in liabilities for tax contingencies and a decrease in the valuation allowance due to the closing of certain state tax statutes and audits. The remaining difference in our effective tax rates for 2007 compared to 2006 is due to an increase in nontaxable income from cash investments and the change in the geographic distribution of our pretax earnings among locations with varying tax rates.

Net income of $163.4 million in 2007 represents an increase of 4.3% from $156.7 million in 2006. Net income per diluted share of $1.36 in 2007 represents a 3.0% increase from $1.32 net income per diluted share in 2006. Earnings per diluted share for 2006 included $0.08 per diluted share related to the $15.0 million milestone payment from Takeda under our DPP-4 collaboration agreement.

Year Ended December 31, 2005 versus Year Ended December 31, 2006

numbers in tables in thousands, except per share data

The following table sets forth amounts from our consolidated financial statements along with the dollar and percentage change for the full year of 2005 compared to the full year of 2006.

	Year Ended December 31,			
	2005	2006	$ Inc (Dec)	% Inc (Dec)
Net revenue:				
Development	$ 921,802	$ 1,113,106	$ 191,304	20.8%
Discovery Sciences	40,214	33,193	(7,021)	(17.5)
Reimbursed out-of-pockets	75,074	101,383	26,309	35.0
Total net revenue	1,037,090	1,247,682	210,592	20.3
Direct costs:				
Development	467,001	559,819	92,818	19.9
Discovery Sciences	8,428	9,324	896	10.6
Reimbursable out-of-pocket expenses	75,074	101,383	26,309	35.0
Total direct costs	550,503	670,526	120,023	21.8
Research and development expenses	23,370	5,406	(17,964)	(76.9)
Selling, general and administrative expenses	251,415	304,035	52,620	20.9
Depreciation and amortization	40,250	47,738	7,488	18.6
Gain on exchange of assets	(5,144)	–	5,144	100.0
Income from operations	176,696	219,977	43,281	24.5
Impairment of equity investments	(5,928)	-	5,928	100.0
Interest and other income, net	9,035	15,528	6,493	71.9
Income before provision for income taxes	179,803	235,505	55,702	31.0
Provision for income taxes	59,906	78,853	18,947	31.6
Net income	$ 119,897	$ 156,652	$ 36,755	30.7
Net income per diluted share	$ 1.03	$ 1.32	$ 0.29	28.2

Total net revenue increased $210.6 million to $1.2 billion in 2006. The increase in total net revenue resulted primarily from an increase in our Development segment revenue. The Development segment generated net revenue of $1.1 billion, which accounted for 89.2% of total net revenue for 2006. The 20.8% increase in Development net revenue was primarily attributable to an increase in the level of global CRO Phase II-IV services we provided in 2006 as compared to 2005.

The Discovery Sciences segment generated net revenue of $33.2 million in 2006, a decrease of $7.0 million from 2005. The higher 2005 Discovery Sciences net revenue was mainly attributable to the $10.0 million milestone payment from ALZA Corporation we received in 2005 for the filing of the dapoxetine NDA. This was partially offset by increased revenue generated by our preclinical oncology division in 2006 as compared to 2005. We received a $15.0 million milestone payment from Takeda in connection with the DPP-4 collaboration in both 2005 and 2006.

Total direct costs increased $120.0 million to $670.5 million in 2006 primarily as the result of an increase in the Development segment direct costs. Development direct costs increased $92.8 million to $559.8 million in 2006. The primary reason for this was an increase in personnel costs of $80.8 million due to over 1,000 additional employees in our global Phase II-IV division. The remaining increase in the Development direct costs is primarily due to increased facility costs of $11.2 million related to the increase in personnel.

R&D expenses decreased $18.0 million to $5.4 million in 2006. R&D expenses decreased primarily as a result of decreased spending in connection with the DPP-4 program, which was transferred to Takeda. Under the DPP-4 agreement with Takeda that we entered into in July 2005, Takeda assumed the obligation to fund all future development and commercialization costs of the DPP-4 inhibitor program.

SG&A expenses increased $52.6 million to $304.0 million in 2006. As a percentage of total net revenue, SG&A expenses increased slightly to 24.4% in 2006 as compared to 24.2% in 2005. The increase in SG&A expenses includes additional personnel costs of $40.7 million. The increase in personnel costs related mainly to an increased level of new hires of both operations infrastructure and administrative personnel to support expanding operations and revenue growth. The increase in SG&A costs also includes an additional $3.2 million related to additional provisions for bad debt expense. In addition, SG&A costs include an increase of $2.0 million in accounting and legal fees.

Depreciation and amortization expense increased $7.5 million to $47.7 million in 2006. The increase was related to property and equipment we acquired to accommodate our growth, a significant portion of which related to information technology investments we made in 2005. Capital expenditures were $148.0 million in 2006. Capital expenditures included $73.5 million for our new corporate headquarters building and related parking facility in Wilmington, North Carolina, $23.4 million for computer software and hardware, $16.1 million related to leasehold improvements at various sites, $8.9 million for additional scientific equipment for our Phase I and laboratory units and $8.7 million for our new building in Scotland.

Income from operations increased $43.3 million to $220.0 million in 2006. As a percentage of net revenue, income from operations increased from 17.0% in 2005 to 17.6% in 2006. Income from operations in 2006 included a significant decrease in R&D expenses as discussed above. Income from operations in 2006 was negatively impacted by approximately $3.3 million due to foreign currency fluctuation, primarily the weakening of the U.S. dollar relative to the pound sterling, euro and Brazilian real. Income from operations in 2005 included a $5.1 million gain on exchange of assets associated with the acquisition of SurroMed's biomarker business. Income from operations in 2005 also included a $10.0 million milestone payment related to the filing of the dapoxetine NDA.

During 2005, we recorded charges to earnings for other-than-temporary declines in the fair market value of our cost basis investments of $5.9 million, which included $1.6 million related to the outstanding balance of a revolving line of credit that was guaranteed by us, and our marketable equity securities of $0.3 million. The write-downs were due to a business failure, current fair market values, historical and projected performance and liquidity needs of the investees.

Interest and other income, net increased $6.5 million to $15.5 million in 2006. This was due primarily to increased interest income due to higher interest rates and a 28.2% increase in our average cash, cash equivalents and short-term investment balance.

Our provision for income taxes increased $18.9 million to $78.9 million in 2006. Our effective income tax rate for 2005 was 33.3% compared to 33.5% for 2006. The effective tax rate for 2006 was positively impacted by 1.8% by the recognition of benefit for state economic development tax credits as well as a decrease in liabilities for tax contingencies and a decrease in the valuation allowance due to the closing of certain state tax statutes and audits. The effective tax rate for 2005 was positively impacted by a $6.9 million reduction in our valuation allowance provided for the deferred tax asset relating to capital loss carryforwards. The reduction was a result of the utilization of capital loss carryforwards that previously had a valuation allowance recorded against them as well as recognition of capital gains for dapoxetine NDA milestone payment received in the first quarter of 2005 and the $15.0 million up-front payment received from Takeda during the third quarter of 2005 with respect to the DPP-4 program. This reduction in the valuation allowance decreased the effective tax rate in 2005 by 3.5%. The remaining difference in our effective tax rates for 2006 compared to 2005 is due to the tax on the repatriation of foreign earnings in 2005 and the change in the geographic distribution of our pretax earnings among locations with varying tax rates.

Net income of $156.7 million in 2006 represents an increase of 30.7% from $119.9 million in 2005. Net income per diluted share of $1.32 in 2006 represents a 28.2% increase from $1.03 net income per diluted share in 2005. Net income per diluted share for 2005 included $0.03 per diluted share for the gain on exchange of assets associated with the acquisition of SurroMed's biomarker business which was offset by $0.03 per diluted share for impairment of equity investments.

LIQUIDITY AND CAPITAL RESOURCES

numbers in tables in thousands

As of December 31, 2007, we had $171.4 million of cash and cash equivalents and $331.0 million of short-term investments. Our cash and cash equivalents and short-term investments are invested in financial instruments that are rated A or better by Standard and Poor's or Moody's and earn interest at market rates. Our expected primary cash needs on both a short- and long-term basis are for capital expenditures, expansion of services, possible acquisitions, investments and compound partnering collaborations, geographic expansion, dividends, working capital and other general corporate purposes. We have historically funded our operations, dividends and growth, including acquisitions, primarily with cash flow from operations.

We held approximately $209.5 million in tax-exempt auction rate securities at December 31, 2007. We do not believe that these investments have been impaired as a result of the recent sub-prime mortgage market crisis. Our investments in auction rate securities consist principally of interests in government guaranteed student loans and insured and uninsured municipal debt obligations. None of the auction rate securities in our portfolio were asset or mortgage-backed, and as of December 31, 2007 there had been no failed auctions for securities we held. During February 2008, a significant number of auction rate securities auctions began to fail, including auctions for approximately $123.3 million of securities held by us as of February 22, 2008. As a result of these failed auctions or future failed auctions, we may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature. If we determine that an issuer of the securities is unable to successfully close future auctions or redeem or refinance the obligations, we might have to reclassify the investments from a current asset to a non-current asset. If an issuer's financial stability or credit rating deteriorates or adverse developments occur in the bond insurance market, we might be required to adjust the carrying value of our auction rate securities through a future impairment charge. We have evaluated the market conditions and credit worthiness of the issuers of our auction rate securities and have determined that there have been no decreases in market value. We will continue to monitor the market and take actions to limit our exposure to auction rate securities.

In 2007, our operating activities provided $226.7 million in cash as compared to $187.4 million for the same period last year. The change in cash flow was due primarily to a $6.7 million increase in net income and adjustments to remove the effects of (i) noncash items whose cash effects are investing or financing activities totaling $8.1 million (most significantly, depreciation and amortization) and (ii) deferrals of past, and accruals of expected future, operating cash receipts and payments totaling $24.5 million. The change in adjustments for accruals of expected future operating cash receipts and payments include: accounts receivable and unbilled services of $29.4 million; accrued and deferred income taxes of $2.8 million; payables to investigators of $17.0 million; and accounts payable, other accrued expenses and deferred rent of $7.9 million. The change in adjustments for deferrals of past operating cash receipts and payments include: prepaid expenses and investigator advances of $(10.6) million; other assets of $(3.3) million; and unearned income of $(18.6) million. Fluctuations in receivables and unearned income occur on a regular basis as we perform services, achieve milestones or other billing criteria, send invoices to clients and collect outstanding accounts receivable. Such activity varies by individual client and contract. We attempt to negotiate payment terms which provide for payment of services prior to or within close proximity to the provision of services, but the levels of unbilled services and unearned revenue can vary significantly.

In 2007, we used $171.9 million in cash related to investing activities. We used cash to purchase available-for-sale investments of $550.0 million, make capital expenditures of $95.0 million and purchase other investments of $2.8 million. These amounts were partially offset by maturities and sales of available-for-sale investments of $473.3 million, proceeds from our investments of $1.0 million and proceeds from the sale of property and equipment of $1.6 million primarily related to the sale of our building in Scotland. Our capital expenditures in 2007 primarily consisted of $32.2 million for our new corporate headquarters building, $26.3 million for computer software and hardware, $13.1 million for additional scientific equipment for our laboratory units, $10.4 million related to leasehold improvements at various sites. We expect our capital expenditures in 2008 will be approximately $80.0 million to $90.0 million, primarily associated with facility expansions and improvements, as well as investments in information technology and new laboratory equipment.

In 2007, we used $64.9 million of cash in financing activities. We paid $74.8 million to retire the construction loan for our new headquarters building and paid dividends of $22.6 million. These amounts were partially offset by $27.9 million in proceeds from stock option exercises and purchases under our employee stock purchase plan and $4.9 million in income tax benefits from the exercise of stock options and disqualifying dispositions of stock. In addition, we borrowed and subsequently repaid $25.0 million under our revolving credit facility in connection with the construction of our new headquarters building.

The following table sets forth amounts from our consolidated balance sheet affecting our working capital along with the dollar amount of the change from 2006 to 2007.

	Year Ended December 31,		
	2006	2007	$ Inc (Dec)
Current assets			
Cash and cash equivalents	$ 179,795	$ 171,427	$ (8,368)
Short-term investments	255,876	330,957	75,081
Accounts receivable and unbilled services, net	408,917	481,477	72,560
Income tax receivable	510	517	7
Investigator advances	13,490	15,318	1,828
Prepaid expenses and other current assets	36,495	49,835	13,340
Deferred tax assets	13,119	23,682	10,563
Total current assets	$ 908,202	$ 1,073,213	$ 165,011
Current liabilities			
Accounts payable	$ 15,235	$ 24,984	$ 9,749
Payables to investigators	43,717	58,952	15,235
Accrued income taxes	16,560	16,182	(378)
Other accrued expenses	149,027	167,235	18,208
Deferred tax liabilities	86	101	15
Unearned income	195,707	205,779	10,072
Current maturities of long-term debt and capital lease obligations	75,159	–	(75,159)
Total current liabilities	$ 495,491	$ 473,233	$ (22,258)
Working capital	$ 412,711	$ 599,980	$ 187,269

Working capital as of December 31, 2007 was $600.0 million, compared to $412.7 million at December 31, 2006. The increase in working capital was due primarily to the increase in short-term investments and accounts receivable and unbilled services and decreases in current maturities of debt as a result of the repayment of the loan for the construction of our new corporate headquarters building. These increases in working capital were partially offset by increases in accounts payable, payables to investigators, other accrued expenses and unearned income.

The number of days' revenue outstanding in accounts receivable and unbilled services, net of unearned income, also known as DSO, increased to 50.8 days for the year ended December 31, 2007 from 44.0 days for the year ended December 31, 2006. We calculate DSO by dividing accounts receivable and unbilled services less unearned income by average daily gross revenue for the applicable period. Accounts receivable, net of allowance for doubtful accounts, as of December 31, 2007 were $295.4 million. While DSO increased in part due to the increase in accounts receivable, 87.8% of our accounts receivable balance as of December 31, 2007 was less than 60 days old. Unearned income as of December 31, 2007 was $205.8 million, which represented 42.7% of our accounts receivable and unbilled services balance. This percentage has decreased from December 31, 2006 when our unearned income of $195.7 million represented 47.9% of our accounts receivable and unbilled services balance. This decrease in unearned income as a percentage of receivables and unbilled services caused DSO to increase. DSO also rose in 2007 due to longer payment terms with some clients and delayed billing milestones. We expect DSO will continue to fluctuate in the future depending on contract terms, the mix of contracts performed within a quarter, the levels of investigator advances and unearned income, and our success in collecting receivables.

We maintain a defined benefit pension plan for certain employees and former employees in the United Kingdom. This pension plan was closed to new participants as of December 31, 2002. The projected benefit obligation for the benefit plan at December 31, 2006 and December 31, 2007, as determined in accordance with SFAS No. 87, "Employers Accounting for Pensions", was $51.8 million and $57.1 million, respectively, and the value of the plan assets was $40.9 million and $47.3 million, respectively. As a result, the plan was under-funded by $10.8 million in 2006 and by $9.8 million in 2007, respectively. The amount of contributions to the plan for the years ended December 31, 2006 and 2007 were $3.2 million and $2.5 million, respectively. It is likely that the amount of our contributions to the plan could increase in future years. We expect the pension cost to be recognized in our financial statements will increase slightly from the $2.0 million in 2007 to approximately $2.1 million in 2008. The expense to be recognized in future periods could increase or decrease depending upon the change in the fair market value of the plan assets and changes in the projected benefit obligation.

A decrease in the market value of plan assets and/or declines in interest rates, both of which seem possible in light of general economic conditions in early 2008, are likely to cause the amount of the under-funded status to increase. After completion of the actuarial valuations in 2008, we could be required to record an additional reduction to shareholders' equity. In connection with the plan, we recorded an increase to shareholders' equity in 2006 of $2.8 million, offset by a decrease of $3.3 million due to the adoption of SFAS No. 158 in 2006 and an increase to shareholders' equity in 2007 of $0.5 million. Given the impact that the discount rate and stock market performance have on the projected benefit obligation and market value of plan assets, future changes in either one of these factors could significantly reduce or increase the amount of our pension plan under-funding.

Effective July 1, 2007, we renewed our $50.0 million revolving credit facility with Bank of America, N.A. Indebtedness under the facility is unsecured and subject to covenants relating to financial ratios and restrictions on certain types of transactions. This revolving credit facility does not expressly restrict or limit the payment of dividends. We were in compliance with all loan covenants as of December 31, 2007. Outstanding borrowings under the facility bear interest at an annual fluctuating rate equal to the one-month London Interbank Offered Rate, or LIBOR, plus a margin of 0.6%. Borrowings under this credit facility are available to provide working capital and for general corporate purposes. This credit facility is currently scheduled to expire in June 2008, at which time any outstanding balance will be due. As of December 31, 2007, no borrowings were outstanding under this credit facility, although the aggregate amount available for borrowing had been reduced by $1.8 million due to outstanding letters of credit issued under this facility.

In February 2006, we entered into an $80.0 million construction loan facility with Bank of America, N.A. Borrowings under this credit facility were used to finance the construction of our new corporate headquarters building and related parking facility in Wilmington, North Carolina, and bore interest at an annual fluctuating rate equal to the one-month LIBOR plus a margin of 0.6%. This credit facility was scheduled to mature in February 2008, but in May 2007 we repaid all outstanding borrowings under this facility totaling $74.8 million.

On October 3, 2005, our Board of Directors adopted a cash dividend policy. We paid the first quarterly cash dividend under our dividend policy in the fourth quarter of 2005, and in each of the first three quarters of 2006, we paid a similar dividend of $0.025 per share. In October 2006, our Board of Directors amended the annual cash dividend policy to increase the annual dividend rate by 20%, from $0.10 to $0.12 per share, payable quarterly at a rate of $0.03 per share. This dividend rate was effective beginning in the fourth quarter of 2006. In October 2007, our Board of Directors further amended the annual cash dividend policy to increase the annual dividend rate from $0.12 to $0.40 per share, payable quarterly at a rate of $0.10 per share. The new dividend rate was effective beginning in the fourth quarter of 2007. The cash dividend policy and the payment of future quarterly cash dividends under that policy are not guaranteed and are subject to the discretion of and continuing determination by our Board of Directors that the policy remains in the best interests of our shareholders and in compliance with applicable laws and agreements.

In February 2008, we announced our plan to begin a stock repurchase program whereby up to $350 million of our common stock may be purchased from time to time in the open market. We decided to initiate a share repurchase program in view of the current price at which stock is trading, the strength of our balance sheet and our ability to generate cash, as well as to minimize earnings dilution from future equity compensation awards. We expect to finance the share repurchases from existing cash on hand and cash generated from future operations.

We have commitments to invest up to an aggregate additional $23.4 million in four venture capital funds. For further details, see Note 6 in the Notes to Consolidated Financial Statements.

We adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109", or FIN 48, as of January 1, 2007. As of December 31, 2006, we had recorded a contingent tax liability of $9.1 million. As a result of the implementation of FIN 48, we reclassified $8.2 million of this liability to non-current liabilities and recognized an increase in this non-current liability of $22.7 million. This increase was accounted for as a $5.5 million decrease in retained earnings, a $15.9 million increase in deferred tax assets, and a $1.3 million increase in long-term assets as of January 1, 2007.

We had gross unrecognized tax benefits of approximately $28.0 million as of January 1, 2007. Of this total, $11.6 million, net of the federal benefit on state taxes, is the amount that, if recognized, would result in a reduction of our effective tax rate. As of December 31, 2007, the total gross unrecognized tax benefits were $23.8 million and of this total, $9.3 million is the amount that, if recognized, would reduce our effective tax rate. We do not anticipate a significant change in total unrecognized tax benefits or our effective tax rate due to the settlement of audits and the expiration of statute of limitations within the next 12 months.

Our policy for recording interest and penalties associated with tax audits is to record such items as a component of provision for income taxes. In conjunction with the adoption of FIN 48, we recognized approximately $3.0 million for the payment of interest and approximately $1.0 million for the payment of penalties at January 1, 2007. During 2007, the amount of interest and penalties recorded as expense to the income statement was $2.0 million and $0.4 million respectively. As of December 31, 2007, $4.1 million of interest was accrued and $1.3 million was recognized for penalties. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision.

We analyzed filing positions in all of the significant federal, state and foreign jurisdictions where we are required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where we do business are the 2004 through 2007 tax years. Various foreign and state income tax returns are under examination by taxing authorities. We do not believe that the outcome of any examination will have a material impact on our financial condition or results of operations.

We have been involved in compound development and commercialization collaborations since 1997. We developed a risk-sharing research and development model to help pharmaceutical and biotechnology clients develop compounds. Through collaborative arrangements based on this model, we assist our clients by sharing the risks and potential rewards associated with the development and commercialization of drugs at various stages of development. We currently have four such arrangements that involve the potential future receipt of one or more of the following forms of revenue: payments upon the achievement of specified development and regulatory milestones; royalty payments if the compound is approved for sale; sales-based milestone payments; and a share of net sales up to a specified dollar limit. The compounds that are the subject of these collaborations are either still in development or are awaiting regulatory approvals in certain countries. None of the compounds have been approved for sale in any country in the world. As a result of the risks associated with drug development, including poor or unexpected clinical trial results and obtaining regulatory approval to sell in any country, the receipt of any further milestone payments, royalties or other payments with respect to any of our drug development collaborations is uncertain.

As of December 31, 2007, we had two collaborations that involved future expenditures. The first is the collaboration with ALZA Corporation, subsequently acquired by Johnson and Johnson, for dapoxetine. In connection with this collaboration, we have an obligation to pay a royalty to Eli Lilly and Company of 5% on annual net sales of the compound in excess of $800 million. Johnson and Johnson received a "not approvable" letter from the FDA in October 2005, but continued its global development program. In December 2007, Johnson and Johnson submitted a marketing authorization application for dapoxetine to regulatory authorities in seven countries in the European Union. Although this regulatory application has been submitted, we do not know if or when Johnson and Johnson will obtain regulatory approval for dapoxetine in these countries. We also do not know if or when Johnson and Johnson will submit an application for or obtain regulatory approval for dapoxetine in the United States or any other country.

The second collaboration involving future expenditures is with Ranbaxy Laboratories Ltd. In February 2007, we exercised an option to license from Ranbaxy a statin compound that we are developing as a potential treatment for dyslipidemia, a metabolic disorder often characterized by high cholesterol levels. Upon exercise of the option, we paid a one-time license fee of $0.25 million. Under the agreement, we have an exclusive license to make, use, sell, import and sublicense the compound and any licensed product anywhere in the world for any human use. Ranbaxy retained a non-exclusive right to co-market licensed products in India and generic equivalents in any country in the world in which a third party has sold the generic equivalent of a licensed product. We are solely responsible, and will bear all costs and expenses, for the development, manufacture, marketing and commercialization of the compound and licensed products. In addition to the one-time license fee, we are obligated to pay Ranbaxy milestone payments upon the occurrence of specified clinical development events. If a licensed product is approved for sale, we must also pay Ranbaxy royalties based on sales of the product, as well as commercial milestone payments based on the achievement of specified worldwide sales targets. If all criteria are met, the total amount of potential clinical and sales-based milestones would be $44.0 million. We filed the investigational new drug application, or IND, for the statin compound in late March 2007. We completed a single ascending dose, first-in-human study for this statin in July 2007, and the compound was safe and well tolerated at all doses in this trial. We also completed a first-in-patient study, and a drug-drug interaction study to evaluate the interaction between our statin and gemfibrozil, a fibrate commonly used to lower triglycerides. We are currently conducting additional trials to further evaluate the safety and efficacy of this statin. We have preliminary results from the first part of a high dose comparator trial. These preliminary results suggest that our statin was well-tolerated in the first part of this trial based on adverse event and clinical laboratory data and compared favorably to the comparator statins with respect to lipid lowering. The second part of the study is in progress and final results could vary materially from the preliminary results. We anticipate having final results from this high dose comparator study in the first quarter of 2008 and plan to decide upon a course of action related to this statin program after evaluating the full and complete results from these trials.

In September 2007, we entered into a contract with a client to construct a laboratory within a leased building, to supply laboratory equipment and to provide specified laboratory services. The client has agreed to reimburse us for the costs of construction of the laboratory and related equipment. We expect these costs will be approximately $5.5 million and that construction will be completed in mid-2008.

Under most of our agreements for Development services, we typically agree to indemnify and defend the sponsor against third-party claims based on our negligence or willful misconduct. Any successful claims could have a material adverse effect on our financial condition, results of operations and future prospects.

We expect to continue expanding our operations through internal growth, strategic acquisitions and investments. For example, we announced in February 2008, that we had entered into an agreement to acquire InnoPharm Ltd., an independent contract research organization. We expect to fund these activities and the payment of future cash dividends from existing cash, cash flows from operations and, if necessary or appropriate, borrowings under our existing or future credit facilities. We believe that these sources of liquidity will be sufficient to fund our operations and dividends for the foreseeable future. From time to time, we evaluate potential acquisitions, investments and other growth and strategic opportunities that might require additional external financing, and we might seek funds from public or private issuances of equity or debt securities. While we believe we have sufficient liquidity to fund our operations for the foreseeable future, our sources of liquidity and ability to pay dividends could be affected by our dependence on a small number of industries and clients; compliance with regulations; reliance on key personnel; breach of contract, personal injury or other tort claims; international risks; environmental or intellectual property claims; or other factors described under "Item 1A. Risk Factors" in our annual report on Form 10-K, under the subheadings "Contractual Obligations", "Critical Accounting Policies and Estimates", "Potential Liability and Insurance", "Potential Volatility of Quarterly Operating Results and Stock Price" and "Quantitative and Qualitative Disclosures about Market Risk".

CONTRACTUAL OBLIGATIONS

numbers in tables in thousands

As of December 31, 2007, future minimum payments for all contractual obligations for years subsequent to December 31, 2007 are as follows:

	2008	2009–2010	2011–2012	2013 and thereafter	Total
Operating leases	$ 47,813	$ 77,145	$ 53,667	$ 65,516	$ 244,141
Less: sublease income	(2,350)	(4,793)	(3,537)	(3,575)	(14,255)
Total	$ 45,463	$ 72,352	$ 50,130	$ 61,941	$ 229,886

We are a limited partner in four venture capital funds and have committed to invest up to an aggregate additional $23.8 million in these funds. We anticipate that our aggregate investment in these funds will be made through a series of future capital calls over the next several years. We also have a long-term liability on our balance sheet regarding the underfunding of our U.K. pension plan in the amount of $9.8 million. We do not know if or when this will be funded because this liability will change based on the performance of the investments of the plan and changes in the benefit obligations. Also, in February 2007, we exercised an option to license a statin compound from Ranbaxy Laboratories Ltd. which we intend to develop as a treatment for dyslipidemia. We are solely responsible, and will bear all costs and expenses, for the development, manufacture, marketing and commercialization of the compound and licensed products. We are also obligated to pay Ranbaxy milestone payments upon the occurrence of specified clinical development events. If a licensed product is approved for sale, we must also pay Ranbaxy royalties based on sales of such product and commercial milestone payments based on the achievement of specified worldwide sales targets. If all criteria are met, the total amount of potential clinical and sales-based milestones over the development and commercialization period would be $44.0 million. Lastly, we have a liability of unrecognized tax benefits of approximately $23.8 million. We estimate that less than $0.1 million will be paid in the next 12 months. We are unable to reasonably estimate the amount or timing of payments for the remainder of the liability.

OFF-BALANCE SHEET ARRANGEMENTS

From time to time, we cause letters of credit to be issued to provide credit support for guarantees, contractual commitments and insurance policies. The fair values of the letters of credit reflect the amount of the underlying obligation and are subject to fees competitively determined in the marketplace. As of December 31, 2007, we had four letters of credit outstanding for a total of $1.8 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. We believe that the following are the primary areas in which management must make significant judgments in applying our accounting policies to determine our financial condition and results of operations. We have discussed the application of these critical accounting policies with the Finance and Audit Committee of our Board of Directors.

Revenue Recognition

The majority of our Development segment revenues are recorded on a proportional performance basis. To measure performance on a given date, we compare direct costs through that date to estimated total direct costs to complete the contract. Direct costs relate primarily to the amount of labor and labor related overhead costs related to the delivery of services. We believe this is the best indicator of the performance of the contractual obligations.

Our contracts are generally based on a fixed fee or unitized pricing model and have a duration of a few months to ten years. The contract value for a fixed fee contract equals the agreed upon aggregate amount of the fixed fees. We measure the contract value for unitized pricing models using the estimated units (number of patients to be dosed or study sites to be initiated, for example) to be completed and the agreed upon unit prices. As part of the client proposal and contract negotiation process, we develop a detailed project budget for the direct costs to be expended based on the scope of the work, the complexity of the study, the geographic locations involved and our historical experience. We then establish the individual contract pricing based on our internal pricing guidelines, discount agreements, if any, and negotiations with the client.

Contracts with the same customer generally are not linked, although some large customers enter into annual or multi-year pricing agreements, which generally provide for specified discounts with periodic rate increases or other price adjustment mechanisms. We negotiate pricing for each project individually, based on the scope of the work, and any discounts and rate increases are reflected within the contract for the project. Other large customers negotiate rebates based on the volume of services purchased. These agreements are generally negotiated at the beginning of each year and require a one-time rebate in the following year based upon the volume of services purchased or recognized during the relevant year. We record an estimate of the annual volume rebate as a reduction of revenues throughout the period based on the estimated total rebate to be earned for the period.

Generally, payment terms are based on the passage of time, the monthly completion of units or non-contingent project milestones that represent progression of the project plan, such as contract signing, site initiation and database lock. The timing of payments can vary significantly. We attempt to negotiate payment terms which provide for payment of services prior to or within close proximity to the provision of services, but the levels of unbilled services and unearned revenue can vary significantly.

Most of our contracts can be terminated by the client either immediately or after a specified period following notice. These contracts typically require the client to pay us the expenses to wind down the study, fees earned to date and, in some cases, a termination fee or some portion of the fees or profit that we could have earned under the contract if it had not been terminated early. Therefore, revenue recognized prior to cancellation generally does not require a significant adjustment upon cancellation.

Each month we accumulate direct costs on each project and compare them to the total current estimated direct costs to complete the project in order to determine the percentage-of-completion. We then multiply this percentage by the contract value to determine the amount of revenue that can be recognized. This process includes a review of, among other things:

- a comparison of direct costs incurred in the current month against the budgeted direct costs for the month;
- detailed discussions with the operational project teams relating to the status of the project, including the rate of enrollment, the ability to complete individual tasks in the time-frame allotted, the anticipated total units to be achieved and potential changes to the project scope;
- a comparison of the fees invoiced and collected compared to revenue recognized;
- experience on projects recently completed or currently running; and
- specific client and industry changes.

As a result of this review, we might determine that our previous estimates of contract value or direct costs need to be revised based upon the new information. Changes in the scope of work generally results in the negotiation of contract modifications to increase or decrease the contract value along with an associated increase or decrease in the estimated total direct costs to complete. If a contract modification is not agreed to, we could bear the risk of cost overruns. Contract values and modifications to contract values are only included in the calculation of revenue when we believe that realization is reasonably assured and we have appropriate evidence of arrangement.

If we determine that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made. The payment terms for our contracts do not necessarily coincide with the recognition of revenue. We record unbilled services for revenue recognized to date that are not then billable under the relevant customer agreement. Conversely, we record unearned income for cash received from customers for which revenue has not been recognized at the balance sheet date.

In 2007 and prior years, we had to commit unanticipated resources to complete projects, resulting in lower gross margins on those projects. We might experience similar situations in the future. Increases in the estimated total direct costs to complete a contract without a corresponding proportional increase to the contract value result in a cumulative adjustment to the amount of revenue recognized in the period the change in estimate is determined. Should our estimated direct costs to complete a fixed price contract prove to be low, gross margins could be materially adversely affected, absent our ability to negotiate a contract modification. Historically, the majority of our estimates and assumptions have been materially correct, but these estimates might not continue to be accurate in the future. A hypothetical increase of 1% in the total estimated remaining project direct costs to complete, without a corresponding proportional increase in the contract value, for open projects accounted for under the proportional performance method as of December 31, 2005, 2006 and 2007 would have resulted in a cumulative reduction in revenue and gross margin of approximately $2.5 million, $3.3 million, and $3.5 million, respectively.

In our Discovery Sciences segment, we generate revenue from time to time in the form of milestone payments in connection with licensing of compounds. We only recognize milestone payments as revenue if the specified milestone is achieved and accepted by the client, and continued performance of future research and development services related to that milestone is not required. Future potential milestone payments under various discovery contracts might never be received if the milestones are not achieved.

Allowance for Doubtful Accounts

Included in "Accounts receivable and unbilled services, net" on our consolidated balance sheets is an allowance for doubtful accounts. Generally, before we do business with a new client, we perform a credit check. We also review our accounts receivable aging on a monthly basis to determine if any receivables will potentially be uncollectible. The allowance for doubtful accounts includes specific accounts and an estimate of other losses based on historical loss experience. After all attempts to collect the receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe our allowance for doubtful accounts as of December 31, 2007 was adequate to cover uncollectible balances. However, actual invoice write-offs might exceed the recorded reserve.

Investments

Our investments consist of equity and debt investments in publicly traded and privately held entities. Our investments in publicly traded securities are classified as available-for-sale securities and recorded at their current quoted market price. Our investments in privately held entities do not have readily determinable fair values and are, therefore, recorded using the cost method of accounting. Most of our investments are in relatively early stage life sciences and biotechnology companies or investment funds that invest in similar companies. These early stage life sciences and biotechnology companies generally do not have established products or proven technologies or material revenue, if any. The fair value of these investments might from time to time be less than their recorded value. We assess our investment portfolio on a quarterly basis for other-than-temporary impairments. For our investments in privately held entities, we must identify events or circumstances that would likely have a significant adverse effect on the fair value of the investment. In addition, any decline in the fair value of publicly traded or privately held investments must be evaluated to determine the extent and timing of recovery, if any. If we deem the impairment to be other-than-temporary, the impairment of the investment must be recorded in the income statement. This quarterly review includes an evaluation of, among other things, the market condition of the overall industry, historical and projected financial performance, expected cash needs and recent funding events, as well as our expected holding period and the length of time and the extent to which the fair value of the investment has been less than cost. This analysis of the fair values and the extent and timing of recoveries of decreases in fair value requires significant judgment.

Tax Valuation Allowances and Tax Liabilities

We adopted FIN 48 as of January 1, 2007. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of our effective tax rate and, consequently, our operating results. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Estimates and judgments are required in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred tax assets, which arise from net operating losses, tax credit carryforwards and temporary differences between the tax and financial statement recognition of revenue and expense. SFAS No. 109, "Accounting for Income Taxes", also requires that the deferred tax assets be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent fiscal years and our forecast of future taxable income on a jurisdiction-by-jurisdiction basis. In determining future taxable income, assumptions include the amount of state, federal and international pre-tax income from operations, international transfer pricing policies, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses. Based on our analysis of the above factors, we determined that a valuation allowance of $5.9 million was required as of December 31, 2007 for carryforwards of foreign and state tax losses and credits. Changes in our assumptions could result in an adjustment to the valuation allowance, up or down, in the future.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions. We determine our liability for uncertain tax positions globally under the provisions in FIN 48. As of December 31, 2007, we had recorded a gross FIN 48 liability of $23.8 million. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If our calculation of liability related to uncertain tax positions proves to be more or less than the ultimate assessment, a tax expense or benefit to expense, respectively, would result. The total liability reversal that could effect the tax rate is $9.3 million.

Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. If indicators of impairment are present, we evaluate the carrying value of property and equipment in relation to estimates of future undiscounted cash flows. These undiscounted cash flows and fair values are based on judgments and assumptions. Additionally, we test goodwill for impairment on at least an annual basis by comparing the underlying reporting units' goodwill to their estimated fair value. These tests for impairment of goodwill involve the use of estimates related to the fair market value of the reporting unit with which the goodwill is associated, and are inherently subjective.

Stock-Based Compensation

We account for our share-based compensation plan using the provisions of SFAS No. 123 (revised), "Share-Based Payment". Accordingly, we measure stock-based compensation cost at grant date, based on the fair value of the award, and recognize it as expense over the employee's requisite service period. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. The model requires the use of the following assumptions: an expected dividend yield; expected volatility; risk-free interest rate, and expected term. Based on our assumptions for these factors, the weighted-average fair value of options granted during the year ended December 31, 2007 was $10.93 per option. A change in these assumptions could have a significant impact on the weighted-average fair value of options. For example, if we changed our assumption for the expected term to increase expected life by a half of a year, the weighted average fair value of options granted during 2007 would have increased by $0.71 or 6.5% from $10.93 to $11.64, and the resulting stock-based employee compensation expense determined under the fair value based method for stock option awards, net of related tax effect, would have increased by $0.6 million. Diluted earnings per share under this example would not have been impacted. See Note 10 in the Notes to our Consolidated Financial Statements for details regarding the assumptions used in estimating fair value for the years ended December 31, 2005, 2006 and 2007 regarding our equity compensation plan and our employee stock purchase plan.

RECENT ACCOUNTING PRONOUNCEMENTS

Recently issued accounting standards relevant to our financial statements, which are described in "Recent Accounting Pronouncements" in Note 1 in the Notes to our Consolidated Financial Statements are:

Date	Title	Effective Date
July 2006	Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109"	Fiscal years beginning after December 15, 2006
September 2006	SFAS No. 157, "Fair Value Measurements"	Fiscal years beginning after November 15, 2007 and interim periods within those years
September 2006	SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)"	Recognition of asset and liability of funded status — fiscal years ending after December 15, 2006. Measurement date provision — fiscal years ending after December 15, 2008
February 2007	SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115"	Fiscal years beginning after November 15, 2007
June 2007	EITF Issue 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards"	Fiscal years beginning after December 15, 2007
June 2007	EITF Issue 07-03, "Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities"	Fiscal years beginning after December 15, 2007
December 2007	EITF Issue 07-01, "Accounting for Collaborative Arrangements"	Fiscal years beginning after December 15, 2008
December 2007	SFAS No. 141 (revised 2007), "Business Combinations"	Fiscal years beginning after December 15, 2008
December 2007	SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51"	Fiscal years beginning after December 15, 2008

INCOME TAXES

Because we conduct operations on a global basis, our effective tax rate has and will continue to depend upon the geographic distribution of our pretax earnings among locations with varying tax rates. Our profits are also impacted by changes in the tax rates of the various tax jurisdictions. In particular, as the geographic mix of our pretax earnings among various tax jurisdictions changes, our effective tax rate might vary from period to period. The effective rate will also change due to the discrete recognition of tax benefits when tax positions are effectively settled.

INFLATION

Our long-term contracts, those in excess of one year, generally include an inflation or cost of living adjustment for the portion of the services to be performed beyond one year from the contract date. In the event that actual inflation rates are greater than our contractual inflation rates or cost of living adjustments, inflation could have a material adverse effect on our operations or financial condition.

POTENTIAL LIABILITY AND INSURANCE

Drug development services involve the testing of potential drug candidates on human volunteers pursuant to a study protocol. This testing exposes us to the risk of liability for personal injury or death to volunteers and patients resulting from, among other things, possible unforeseen adverse side effects or improper administration of the study drug or use of the drug following regulatory approval. For example, we have been named as a defendant in a number of lawsuits relating to the antibiotic Ketek, as described in Part I, Item 3 — "Legal Proceedings" in our annual report on Form 10-K. We attempt to manage our risk of liability for personal injury or death to volunteers and patients from administration of study products through standard operating procedures, patient informed consent, contractual indemnification provisions with clients and insurance. We monitor clinical trials in compliance with government regulations and guidelines. We have established global standard operating procedures intended to satisfy regulatory requirements in all countries in which we have operations and to serve as a tool for controlling and enhancing the quality of drug development services. The contractual indemnifications generally do not protect us against all our own actions, such as gross negligence. We currently maintain professional liability insurance coverage with limits we believe are adequate and appropriate.

POTENTIAL VOLATILITY OF QUARTERLY OPERATING RESULTS AND STOCK PRICE

Our quarterly and annual operating results have fluctuated in the past, and we expect that they will continue to fluctuate in the future. Factors that could cause these fluctuations to occur include:

- the timing and level of new business authorizations;
- our ability to recruit and retain experienced personnel;
- the timing of the initiation, progress or cancellation of significant projects;
- the timing and amount of costs associated with R&D and compound partnering collaborations;
- the timing of our Discovery Sciences segment milestone payments or other revenue, if any;
- our ability to properly manage our growth;
- litigation costs;
- the timing of the opening of new offices;
- the timing of other internal expansion costs;
- exchange rate fluctuations between periods;
- our dependence on a small number of industries and clients;
- the mix of products and services sold in a particular period;
- pricing pressure in the market for our services;
- rapid technological change;
- the timing and amount of start-up costs incurred in connection with the introduction of new products and services;
- the timing and extent of new government regulations;
- intellectual property risks;
- impairment of investments or intangible assets; and
- the timing and amount of costs associated with integrating acquisitions.

Delays and terminations of trials are often the result of actions taken by our clients or regulatory authorities, and are not typically controllable by us. Because a large percentage of our operating costs are relatively fixed while revenue is subject to fluctuation, variations in the timing and progress of large contracts can materially affect our quarterly operating results. For these reasons, we believe that comparisons of our quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Recent consolidations and other transactions involving competitors could increase the competition within our industry for clients, experienced personnel and acquisition candidates. These consolidations and other potential future transactions, such as the acquisition of PRA International by Genstar Capital, a private equity firm, could increase competition in our industry.

Fluctuations in quarterly results, actual or anticipated changes in our dividend policy, stock repurchase plan or other factors could affect the market price of our common stock. These factors include ones beyond our control, such as changes in revenue and earnings estimates by analysts, market conditions in our industry, disclosures by product development partners and actions by regulatory authorities with respect to potential drug candidates, changes in pharmaceutical, biotechnology and medical device industries and the government sponsored clinical research sector and general economic conditions. Any effect on our common stock could be unrelated to our longer-term operating performance. For further details, see "Item 1A. Risk Factors" in our annual report on Form 10-K.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to foreign currency risk by virtue of our international operations. We derived approximately 29.2%, 32.3% and 36.5% of our net revenues for the years ended December 31, 2005, 2006 and 2007, respectively, from operations outside the United States. We generally reinvest funds generated by each subsidiary in the country where they are earned. Our operations in the United Kingdom generated 28.0% of our net revenue from international operations during 2007. Accordingly, we are exposed to adverse movements in foreign currencies, predominately in the pound sterling.

The vast majority of our contracts are entered into by our U.S. or U.K. subsidiaries. The contracts entered into by the U.S. subsidiaries are almost always denominated in U.S. dollars. Contracts entered into by our U.K. subsidiaries are generally denominated in U.S. dollars, pounds sterling or euros, with the majority in U.S. dollars. Although an increase in exchange rates for the pound sterling or euro relative to the U.S. dollar would increase net revenue from contracts denominated in these currencies, a negative impact on income from operations results from dollar-denominated contracts for services rendered in countries other than the United States. In these cases, revenue is not impacted by the weakening of the U.S. dollar, but the costs associated with performing these contracts, which are paid in local currency, are negatively impacted when translated into U.S. dollars.

We also have currency risk resulting from the passage of time between the invoicing of clients under contracts and the collection of client payments against those invoices. If a contract is denominated in a currency other than the subsidiary's local currency, we recognize a receivable at the time of invoicing for the local currency equivalent of the foreign currency invoice amount. Changes in exchange rates from the time the invoice is prepared until payment from the client will result in our receiving either more or less in local currency than the local currency equivalent of the receivable. We recognize this difference as a foreign currency transaction gain or loss, as applicable, and report it in other income, net. If the exchange rate on accounts receivable balances denominated in pounds sterling and euros had increased by 10%, our foreign currency transaction loss would have increased by $3.0 million in the year ended December 31, 2007.

Our strategy for managing foreign currency risk relies primarily on receiving payment in the same currency used to pay expenses. If the U.S. dollar had weakened an additional 10% relative to the pound sterling, euro and Brazilian real in 2007, net income would have been approximately $7.3 million lower for the year based on revenues and the costs related to our foreign operations. From time to time, we also enter into foreign currency hedging activities in an effort to manage our potential foreign exchange exposure. As of December 31, 2007, the face value of foreign exchange contracts was $60.0 million.

Changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of foreign subsidiaries' financial results into U.S. dollars for purposes of reporting our consolidated financial results. The process by which we translate each foreign subsidiary's financial results to U.S. dollars is as follows:

- we translate income statement accounts at average exchange rates for the period;
- we translate balance sheet assets and liability accounts at end of period exchange rates; and
- we translate equity accounts at historical exchange rates.

Translation of the balance sheet in this manner affects shareholders' equity through the cumulative translation adjustment account. This account exists only in the foreign subsidiary's U.S. dollar balance sheet and is necessary to keep the foreign balance sheet, stated in U.S. dollars, in balance. We report translation adjustments with accumulated other comprehensive income (loss) as a separate component of shareholders' equity. To date, cumulative translation adjustments have not been material to our consolidated financial position. However, future translation adjustments could materially and adversely affect us.

Currently, there are no material exchange controls on the payment of dividends or otherwise prohibiting the transfer of funds out of any country in which we conduct operations. Although we perform services for clients located in a number of jurisdictions, we have not experienced any material difficulties in receiving funds remitted from foreign countries. However, new or modified exchange control restrictions could have an adverse effect on our financial condition. If the Company were to repatriate dividends from the cumulative amount of undistributed earnings in foreign entities, the Company would incur a tax liability which is not currently provided for in the Company's balance sheet.

We are exposed to changes in interest rates on our cash, cash equivalents and short-term investments and amounts outstanding under notes payable and lines of credit. We invest our cash and cash equivalents in financial instruments with interest rates based on market conditions. If the interest rates on cash, cash equivalents and short-term investments decreased by 10%, our interest income would have decreased by approximately $1.8 million in the year ended December 31, 2007.

We are also exposed to market risk related to our investments in auction rate securities. For further details, see under the subheadings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Liquidity and Capital Resources."

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) are designed only to provide reasonable assurance that information to be disclosed in our Exchange Act Reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to provide the reasonable assurance discussed above.

Internal Control Over Financial Reporting

No change to our internal control over financial reporting occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and our Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met and must reflect the fact that there are resource constraints that require management to consider the benefits of internal controls relative to their costs. Because of these inherent limitations, management does not expect that our internal controls over financial reporting will prevent all errors and all fraud. Also, internal controls might become inadequate because of changes in business conditions or a decline in the degree of compliance with our policies or procedures.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on our assessment, we believe that, as of December 31, 2007, our internal control over financial reporting was effective based on those criteria.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PHARMACEUTICAL PRODUCT DEVELOPMENT, INC. AND SUBSIDIARIES

Wilmington, North Carolina

We have audited the internal control over financial reporting of Pharmaceutical Product Development, Inc. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 26, 2008 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs relating to the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*, in 2007 and the adoption of FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)*, in 2006.

Deloitte & Touche LLP

Raleigh, North Carolina
February 26, 2008

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PHARMACEUTICAL PRODUCT DEVELOPMENT, INC. AND SUBSIDIARIES
Wilmington, North Carolina

We have audited the accompanying consolidated balance sheets of Pharmaceutical Product Development, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pharmaceutical Product Development, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 11 to the consolidated financial statements, in 2007 the Company changed its method of accounting for income tax contingencies to conform to FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109."

As discussed in Notes 1 and 12 to the consolidated financial statements, in 2006 the Company changed its method of accounting for its defined benefit pension plan to conform to FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Raleigh, North Carolina
February 26, 2008

Consolidated Statements of Operations

in thousands, except per share data

	Years Ended December 31,		
	2005	2006	2007
Net Revenue:			
Development	$ 921,802	$ 1,113,106	$ 1,275,399
Discovery Sciences	40,214	33,193	19,979
Reimbursed out-of-pockets	75,074	101,383	119,087
Total net revenue	1,037,090	1,247,682	1,414,465
Direct Costs:			
Development	467,001	559,819	641,902
Discovery Sciences	8,428	9,324	10,610
Reimbursable out-of-pocket expenses	75,074	101,383	119,087
Total direct costs	550,503	670,526	771,599
Research and development expenses	23,370	5,406	19,238
Selling, general and administrative expenses	251,415	304,035	338,055
Depreciation and amortization	40,250	47,738	55,592
Gain on exchange of assets	(5,144)	–	–
Total operating expenses	860,394	1,027,705	1,184,484
Income from operations	176,696	219,977	229,981
Interest:			
Income	8,845	15,070	18,330
Expense	(1,116)	(469)	(318)
Interest income, net	7,729	14,601	18,012
Impairment of equity investments	(5,928)	–	(690)
Other income, net	1,306	927	650
Income before provision for income taxes	179,803	235,505	247,953
Provision for income taxes	59,906	78,853	84,552
Net income	$ 119,897	$ 156,652	$ 163,401
Net income per common share:			
Basic	$ 1.05	$ 1.34	$ 1.38
Diluted	$ 1.03	$ 1.32	$ 1.36
Dividends declared per common share	$ 0.525	$ 0.105	$ 0.19
Weighted average number of common shares outstanding:			
Basic	114,664	116,780	118,459
Dilutive effect of stock options and restricted stock	1,770	1,755	1,494
Diluted	116,434	118,535	119,953

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

in thousands, except share data

	As of December 31, 2006	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 179,795	$ 171,427
Short-term investments	255,876	330,957
Accounts receivable and unbilled services, net	408,917	481,477
Income tax receivable	510	517
Investigator advances	13,490	15,318
Prepaid expenses and other current assets	36,495	49,835
Deferred tax assets	13,119	23,682
Total current assets	908,202	1,073,213
Property and equipment, net	323,539	356,189
Goodwill	212,382	215,620
Investments	22,478	23,387
Intangible assets	2,014	1,702
Deferred tax assets	11,368	11,717
Other assets	1,582	2,547
Total assets	$ 1,481,565	$ 1,684,375
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 15,235	$ 24,984
Payables to investigators	43,717	58,952
Accrued income taxes	16,560	16,182
Other accrued expenses	149,027	167,235
Deferred tax liabilities	86	101
Unearned income	195,707	205,779
Current maturities of long-term debt and capital lease obligations	75,159	–
Total current liabilities	495,491	473,233
Accrued income taxes	–	29,223
Accrued additional pension liability	10,768	9,763
Deferred tax liabilities	4,247	3,814
Deferred rent and other	18,159	18,246
Total liabilities	528,665	534,279
Commitments and contingencies (Notes 8 and 13)		
Shareholders' equity:		
Common stock, $0.05 par value, 190,000,000 shares authorized; 117,623,516 and 119,095,102 shares issued and outstanding, respectively	5,881	5,955
Paid-in capital	449,173	502,898
Retained earnings	490,764	626,025
Accumulated other comprehensive income	7,082	15,218
Total shareholders' equity	952,900	1,150,096
Total liabilities and shareholders' equity	$ 1,481,565	$ 1,684,375

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

in thousands, except per share data

	Common Shares	Par Value	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Income)/Loss	Total	Comprehensive Income
Balance January 1, 2005	113,236	$ 5,662	$339,743	$287,204	$ 11,179	$643,788	
Net income				119,897		119,897	$119,897
Other comprehensive income (loss):							
Translation adjustments					(10,137)	(10,137)	(10,137)
Minimum pension liability, net of tax of $676					(1,576)	(1,576)	(1,576)
Change in fair value on hedging transaction, net of tax of $938					(2,165)	(2,165)	(2,165)
Reclassification of hedging results included in direct costs, net of tax of ($520)					1,219	1,219	1,219
Unrealized gain on investment, net of tax of ($2,426)					4,156	4,156	4,156
Reclassification to net income of unrealized loss on investment					331	331	331
Comprehensive income							$111,725
Stock compensation expense			18,907			18,907	
Issuance of common shares under various stock compensation plans	2,762	138	29,408			29,546	
Income tax benefit from exercise of stock options and disqualified dispositions of stock, net			7,394			7,394	
Dividends ($0.525 per share)				(60,684)		(60,684)	
Balance December 31, 2005	115,998	5,800	395,452	346,417	3,007	750,676	
Net income				156,652		156,652	$156,652
Other comprehensive income (loss):							
Translation adjustments					9,721	9,721	9,721
Minimum pension liability, net of tax of ($1,217)					2,840	2,840	2,840
Change in fair value on hedging transactions, net of tax of ($140)					327	327	327
Reclassification of hedging results included in direct costs, net of tax of ($88)					206	206	206
Unrealized loss on investment, net of tax of $2,184					(5,746)	(5,746)	(5,746)
Comprehensive income							$164,000
Adjustment to initially apply SFAS No. 158, net of tax of $1,403					(3,273)	(3,273)	
Stock compensation expense			20,565			20,565	
Issuance of common shares under various stock compensation plans	1,626	81	27,824			27,905	
Income tax benefit from exercise of stock options and disqualified dispositions of stock, net			5,332			5,332	
Dividends ($0.105 per share)				(12,305)		(12,305)	
Balance December 31, 2006	117,624	5,881	449,173	490,764	7,082	952,900	
Net income				**163,401**		**163,401**	**$163,401**
Other comprehensive income (loss):							
Translation adjustments					**10,001**	**10,001**	**10,001**
Minimum pension liability, net of tax of ($205)					**526**	**526**	**526**
Change in fair value on hedging transactions, net of tax of $368					**(911)**	**(911)**	**(911)**
Reclassification of hedging results included in direct costs, net of tax of $71					**(184)**	**(184)**	**(184)**
Unrealized loss on investment, net of tax of $669					**(1,135)**	**(1,135)**	**(1,135)**
Reclassification to net income of unrealized gain on investment, net of tax of $88					**(161)**	**(161)**	**(161)**
Comprehensive income							**$171,537**
Adjustment to initially apply FIN No. 48				**(5,550)**		**(5,550)**	
Stock compensation expense			**21,418**			**21,418**	
Issuance of common shares under various stock compensation plans	**1,471**	**74**	**27,624**			**27,698**	
Income tax benefit from exercise of stock options and disqualified dispositions of stock, net			**4,683**			**4,683**	
Dividends ($0.19 per share)				**(22,590)**		**(22,590)**	
Balance December 31, 2007	**119,095**	**$ 5,955**	**$ 502,898**	**$626,025**	**$15,218**	**$1,150,096**	

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

in thousands

	Years Ended December 31, 2005	2006	2007
Cash flows from operating activities:			
Net income	$ 119,897	$ 156,652	**$ 163,401**
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment of investments	5,928	–	**690**
Depreciation and amortization	40,250	47,738	**55,592**
Stock compensation expense	18,907	20,565	**21,418**
Provision for doubtful accounts	126	3,286	**2,181**
Gain on exchange of assets	(5,144)	–	**–**
Gain on sale of investment	–	(782)	**(54)**
(Benefit) provision for deferred income taxes	(6,340)	6,986	**487**
Loss on impairment and disposal of assets, net	192	1,047	**86**
Change in operating assets and liabilities, net of acquisitions:			
Accounts receivable and unbilled services, net	(44,911)	(99,096)	**(69,739)**
Prepaid expenses and investigator advances	(9,726)	(883)	**(11,450)**
Accrued income taxes	24,827	971	**10,276**
Other assets	(3,407)	3,717	**399**
Accounts payable, other accrued expenses and deferred rent	27,886	21,278	**29,129**
Payables to investigators	1,593	(2,073)	**14,946**
Unearned income	12,030	28,020	**9,381**
Net cash provided by operating activities	182,108	187,426	**226,743**
Cash flows from investing activities:			
Purchases of property and equipment	(109,896)	(148,046)	**(94,951)**
Proceeds from sale of property and equipment	4,002	871	**1,599**
Purchases of available-for-sale investments	(195,940)	(680,286)	**(549,967)**
Maturities and sales of available-for-sale investments	163,140	562,137	**473,270**
Purchase of note receivable	–	(7,415)	**–**
Repayment of note receivable	–	7,415	**–**
Purchases of investments	(15,522)	(1,844)	**(2,837)**
Proceeds from sale of investment	25,000	1,482	**979**
Net cash used in investing activities	(129,216)	(265,686)	**(171,907)**
Cash flows from financing activities:			
Principal repayments on long-term debt	(364)	(6,005)	**–**
Proceeds from revolving credit facility	17,097	–	**24,986**
Repayment of revolving credit facility	–	(17,097)	**(24,986)**
Proceeds from construction loan	–	74,833	**–**
Repayment of construction loan	–	–	**(74,833)**
Repayment of capital lease obligations	(1,755)	(1,319)	**(325)**
Proceeds from exercise of stock options and employee stock purchase plan	29,546	28,294	**27,905**
Income tax benefit from exercise of stock options and disqualifying dispositions of stock	8,791	5,442	**4,887**
Cash dividends paid	(60,684)	(12,297)	**(22,578)**
Net cash (used in) provided by financing activities	(7,369)	71,851	**(64,944)**
Effect of exchange rate changes on cash and cash equivalents	(7,871)	4,204	**1,740**
Net increase (decrease) in cash and cash equivalents	37,652	(2,205)	**(8,368)**
Cash and cash equivalents, beginning of the year	144,348	182,000	**179,795**
Cash and cash equivalents, end of the year	$ 182,000	$ 179,795	**$ 171,427**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Operations and Significant Accounting Policies

numbers in tables in thousands

NATURE OF BUSINESS

Pharmaceutical Product Development, Inc. and its subsidiaries (collectively the "Company") provide a broad range of research and development and consulting services through its Development and Discovery Sciences segments. In the Development segment, the Company provides a broad range of development services, which include preclinical programs and Phase I to IV clinical development services as well as bioanalytical product testing and clinical laboratory services. In addition, for marketed drugs, biologics and devices, the Company offers support such as product launch services, medical information, patient compliance programs, patient and disease registry programs, product safety and pharmacovigilance, Phase IV monitored studies and prescription-to-over-the-counter programs. The Discovery Sciences services include preclinical evaluations of anticancer therapies, biomarker discovery and patient sample analyses and compound development and commercialization collaborations. The Company provides services to clients and partners in the pharmaceutical, biotechnology and medical device industries and to academic and government organizations. The Company markets its Development services primarily in the United States and Europe. The Company's Discovery Sciences revenues have all been generated in the United States.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts and results of operations of the Company. All intercompany balances and transactions have been eliminated in consolidation.

STOCK SPLIT

On December 30, 2005, the Company's Board of Directors approved a two-for-one stock split. The record date for the stock split was February 17, 2006. The distribution of shares was completed on February 28, 2006. All share and per share amounts for all periods presented in the accompanying consolidated financial statements have been adjusted to reflect the effect of this stock split.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109", or FIN 48, which establishes a single model to address accounting for uncertainty in tax positions. FIN 48 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. FIN 48 is effective for fiscal years beginning after December 15, 2006, so the Company adopted FIN 48 as of January 1, 2007. The cumulative impact of applying the provisions of FIN 48 was an adjustment to the opening balance of retained earnings. See Note 11 for further details.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", or SFAS No. 157, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In addition, the statement establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)", or SFAS No. 158. This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The recognition of an asset and liability related to the funded status of a plan and the new disclosure provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. The Company currently uses a measurement date of November 30 and will be required to change the measurement date to December 31 for the year ended December 31, 2008. The Company adopted the provisions of SFAS No. 158 as of December 31, 2006.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115", or SFAS No. 159. This standard permits, but does not require, all entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, an entity would report unrealized gains and losses in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company is not electing to adopt the provisions permitting the measurement of eligible financial assets and liabilities at January 1, 2008 using the fair value option.

In June 2007, the FASB reached a consensus on Emerging Issues Task Force, or EITF, Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards". EITF 06-11 requires companies to recognize as an increase to additional paid-in capital the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for nonvested equity-classified employee share-based payment awards. EITF 06-11 is effective for fiscal years beginning after December 15, 2007. The Company does not expect EITF 06-11 will have a material impact on its financial condition or results of operations.

In June 2007, the FASB reached a consensus on EITF Issue No. 07-03, "Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities". EITF 07-03 requires companies to defer and capitalize, until the goods have been delivered or the related services have been rendered, non-refundable advance payments for goods that will be used or services that will be performed in future research and development activities. EITF 07-03 is effective for fiscal years beginning after December 15, 2007. The Company does not expect EITF 07-03 will have a material impact on its financial condition or results of operations.

In December 2007, the FASB reached a consensus on EITF Issue No. 07-01, "Accounting for Collaborative Arrangements". EITF 07-01 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-01 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the required disclosures related to these arrangements. EITF 07-01 is effective for fiscal years beginning after December 15, 2008. The Company does not expect EITF 07-01 will have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations", or SFAS 141(R). FAS 141(R) expands the definition of a business and a business combination, requires that: the purchase price of an acquisition, including the issuance of equity securities to be determined on the acquisition date, be recorded at fair value at the acquisition date; all assets, liabilities, contingent consideration, contingencies and in-process research and development costs of an acquired business be recorded at fair value at the acquisition date; acquisition costs generally be expensed as incurred; restructuring costs generally be expensed in periods subsequent to the acquisition date; and changes be made in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to impact income tax expense. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact SFAS 141(R) will have on its financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51", or SFAS 160. SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent's equity. SFAS 160 requires that changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly to equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment should be initially measured at fair value, with any gain or loss recognized in earnings. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. SFAS 160 is effective for fiscal years, including interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact SFAS 160 will have on its financial condition or results of operations.

REVENUE RECOGNITION

The Company records revenue from contracts, other than time-and-material contracts, on a proportional performance basis in its Development and Discovery Sciences segments. To measure performance on a given date, the Company compares direct costs through that date to estimated total direct costs to complete the contract. Direct costs relate primarily to the amount of labor and labor related overhead costs for the delivery of services. The Company believes this is the best indicator of the performance of the contractual obligations. Changes in the estimated total direct costs to complete a contract without a corresponding proportional change to the contract value result in a cumulative adjustment to the amount of revenue recognized in the period the change in estimate is determined. For time-and-material contracts in both its Development and Discovery Sciences segments, the Company recognizes revenue as hours are worked, multiplied by the applicable hourly rate. For the Company's Phase I, laboratory and biomarker businesses, the Company recognizes revenue from unitized contracts as subjects or samples are tested, multiplied by the applicable unit price. The Company offers volume discounts to its large customers based on annual volume thresholds. The Company records an estimate of the annual volume rebate as a reduction of revenue throughout the period based on the estimated total rebate to be earned for the period.

In connection with the management of clinical trials, the Company pays, on behalf of its clients, fees to investigators and test subjects as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. The Company's clients reimburse the Company for these costs. As required by EITF 01-14, amounts paid by the Company as a principal for out-of-pocket costs are included in direct costs as reimbursable out-of-pocket expenses and the reimbursements the Company receives as a principal are reported as reimbursed out-of-pocket revenue. In the statements of operations, the Company combines amounts paid by the Company as an agent for out-of-pocket costs with the corresponding reimbursements, or revenue, the Company receives as an agent. During the years ended December 31, 2005, 2006 and 2007, fees paid to investigators and other fees the Company paid as an agent and the associated reimbursements were approximately $279.8 million, $292.6 million and $335.7 million, respectively.

Most of the Company's contracts can be terminated by the client either immediately or after a specified period following notice. These contracts typically require the client to pay the Company the fees earned to date, the fees and expenses to wind down the study, and, in some cases, a termination fee or some portion of the fees or profit that the Company could have earned under the contract if it had not been terminated early. Therefore, revenue recognized prior to cancellation generally does not require a significant adjustment upon cancellation. If the Company determines that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made.

The Discovery Sciences segment also generates revenue from time to time in the form of milestone payments in connection with licensing of compounds. The Company only recognizes milestone payments as revenue if the specified milestone is achieved and accepted by the client, and continued performance of future research and development services related to that milestone is not required.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash accounts that are not subject to withdrawal restrictions or penalties, and all highly liquid investments rated A or better by Standard & Poor's or Moody's that have a maturity of three months or less at the date of purchase.

Supplemental cash flow information consisted of the following:

	Year Ended December 31,		
	2005	2006	**2007**
Cash paid for interest, including amounts capitalized	$ 1,129	$ 1,957	**$ 2,396**
Cash paid for income taxes, net of refunds	$ 33,727	$ 60,391	**$ 65,902**
Accrued property and equipment purchases	$ 1,920	$ 10,277	**$ 7,436**

See Note 2 for non-cash investing and financing activities related to the 2005 acquisition of biomarker services from SurroMed, Inc.

PAYABLES TO INVESTIGATORS AND INVESTIGATOR ADVANCES

Billings and payments to investigators are based on contractual agreements that can differ from the accrual of the related costs. The Company generally recognizes investigator costs based upon the status of the work completed as a percentage of the total procedures required under the contract or based on patient enrollment over the term of the contract. The Company classifies payments made in excess of the accrued costs as investigator advances and accrued costs in excess of amounts paid as payables to investigators in its consolidated balance sheets.

INVENTORY

The Company values inventories, which consist principally of laboratory supplies, at the lower of cost (first-in, first-out method) or market. As of December 31, 2006 and 2007, prepaid expenses and other current assets included inventories totaling $2.7 million and $2.8 million, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method, based on estimated useful lives of 40 years for buildings, five years for laboratory equipment, two to five years for software, computers and related equipment and five to ten years for furniture and equipment, except for aircrafts which are depreciated over 30 years. Leasehold improvements are depreciated over the shorter of the respective lives of the leases or the useful lives of the improvements. Property under capital leases is depreciated over the life of the lease or the service life, whichever is shorter.

INTERNAL USE SOFTWARE

The Company accounts for internal use software in accordance with the provisions of AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which requires certain direct costs and interest costs incurred during the application stage of development to be capitalized and amortized over the useful life of the software.

OPERATING LEASES

The Company records rent expense for operating leases, some of which have escalating rentals over the term of the lease, on a straight-line basis over the initial effective lease term. The Company begins amortization on the date of initial possession, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. The Company accounts for the difference between rent expense and rent paid as deferred rent. For tenant improvement allowances, rent holidays and other lease incentives, the Company records a deferred rent liability at the inception of the lease term and amortizes the deferred rent over the term of the lease as a reduction to rent expense.

GOODWILL

The excess of the purchase price of a business acquired over the fair value of net tangible assets, identifiable intangible assets and acquired in-process research and development costs at the date of the acquisition has been assigned to goodwill. In accordance with SFAS 142, "Goodwill and Other Intangible Assets", the Company evaluates goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate that goodwill might be impaired. In the event goodwill is impaired, the impairment could have a material adverse effect on the Company's financial condition and results of operations.

REALIZABILITY OF CARRYING VALUE OF LONG-LIVED ASSETS

The Company reviews the recoverability of long-lived and finite-lived intangible assets when circumstances indicate that the carrying amount of assets may not be recoverable. This evaluation is based on various analyses, including undiscounted cash flow projections. In the event undiscounted cash flow projections indicate impairment, the Company would record an impairment based on the fair value of the assets at the date of the impairment. In 2005, 2006 and 2007, the Company recorded no material impairments of long-lived assets.

SHORT-TERM INVESTMENTS

The Company accounts for its investment in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company's short-term investments are classified as available-for-sale securities due to management's intent regarding these securities. The Company determines realized and unrealized gains and losses on short-term investments on a specific identification basis.

INVESTMENTS

The Company has equity investments in publicly traded entities. The Company classifies investments in marketable equity securities as available-for-sale securities and measures them at market value. The Company determines realized and unrealized gains and losses on equity investments in publicly traded entities on a specific identification basis. The Company records net unrealized gains or losses associated with investments in publicly traded entities as a component of shareholders' equity until they are realized or until an other-than-temporary decline has occurred. The market value of the Company's equity investments in publicly traded entities is based on the closing price as quoted by the applicable stock exchange or market on the last day of the reporting period. The Company classifies its equity investments in publicly traded companies as long-term assets due to the Company's ability to hold its investments long-term, the strategic nature of the investment and the lack of liquidity in the public markets for these securities.

The Company also has investments in privately held entities in the form of equity and convertible debt instruments that are not publicly traded and for which fair values are not readily determinable. The Company records all of its investments in private entities at cost. The Company determines realized and unrealized gains and losses on a specific identification basis. The Company assesses the net realizable value of these entities on a quarterly basis to determine if there has been a decline in the fair value of these entities, and if so, if the decline is other-than-temporary. This quarterly review includes an evaluation of the entity, including, among other things, the market condition of its overall industry, historical and projected financial performance, expected cash needs and recent funding events, as well as the Company's expected holding period and the length of time and the extent to which the fair value of the investment has been less than cost.

UNBILLED SERVICES AND UNEARNED INCOME

In general, prerequisites for billings are established by contractual provisions, including predetermined payment schedules, the achievement of contract milestones or submission of appropriate billing detail. Unbilled services represent revenue recognized to date for which amounts are currently unbillable to the customer pursuant to contractual terms. Conversely, unearned income is recorded for cash received from customers for which revenue has not been recognized at the balance sheet date.

INCOME TAXES

Income taxes are computed using the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactment of changes in tax law or rates. If it is more likely than not that some or all of a deferred tax asset will not be realized, the Company records a valuation allowance.

CONCENTRATION OF CREDIT RISK

SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk. Financial instruments that subject the Company to concentrations of credit risk consist principally of accounts receivable, cash equivalents and short-term investments.

The Company's clients are primarily pharmaceutical and biotechnology companies and academic and government organizations. No single client accounted for more than 10% of the Company's net revenue in 2005, 2006 or 2007. Concentrations of credit risk with respect to accounts receivable are limited to a degree due to the large number of clients comprising the Company's client base. No single client accounted for more than 10% of the Company's accounts receivable balance as of December 31, 2006. One customer accounted for 13.3% of accounts receivable at December 31, 2007. The majority of this customer accounts receivable balance at December 31, 2007 was less than 60 days old, so the Company does not deem this receivable a risk to the financial condition or results of operations at this time. The Company performs ongoing credit evaluations of clients' financial condition and, generally, does not require collateral. The Company maintains allowances for potential credit losses and these losses, in the aggregate, have historically not exceeded estimates.

The Company's cash equivalents consist principally of bonds and money market funds. Bank deposits exceed the FDIC insurance limit. Based on the nature of the financial instruments and/or historical realization of these financial instruments, the Company believes they bear minimal credit risk. At December 31, 2007, short-term investments were generally triple-A rated municipal and government securities.

COMPREHENSIVE INCOME

The Company has elected to present comprehensive income and its components in the statements of shareholders' equity. The components of comprehensive income are net income and all other non-owner changes in equity.

The balances in accumulated other comprehensive income were as follows:

	December 31, 2006	December 31, 2007
Translation adjustment	$ 14,487	$ **24,487**
Minimum pension liability, net of tax	(4,489)	**(7,235)**
Adjustment to initially apply SFAS No. 158, net of tax	(3,273)	**–**
Fair value of hedging transaction, net of tax	–	**(1,095)**
Unrealized gain (loss) on investment, net of tax	357	**(939)**
Total	$ 7,082	$ **15,218**

FOREIGN CURRENCY TRANSLATIONS AND TRANSACTIONS

The Company translates assets and liabilities of foreign operations, where the functional currency is the local currency, into U.S. dollars at the rate of exchange at each reporting date. The Company translates income and expenses at the average rates of exchange prevailing during the month in which a transaction occurs. Gains or losses from translating foreign currency financial statements are recorded in other comprehensive income. The changes in cumulative translation adjustment included in other comprehensive income for the years ended December 31, 2005, 2006 and 2007 totaled $(10.1) million, $9.7 million and $10.0 million, respectively. Foreign currency transaction gains and losses are included in other income, net. Foreign currency transaction gains during 2005, 2006 and 2007 were $2.1 million, $2.8 million and $6.2 million, respectively. Foreign currency transaction losses during 2005, 2006 and 2007 were $2.4 million, $4.9 million and $6.4 million, respectively.

EARNINGS PER SHARE

The Company computes basic income per share information based on the weighted average number of common shares outstanding during the year. The Company computes diluted income per share information based on the weighted average number of common shares outstanding during the year plus the effects of any dilutive common stock equivalents. The Company excluded 215,800 shares, 130,100 shares and 244,257 shares from the calculation of earnings per diluted share during 2005, 2006 and 2007, respectively, because they were antidilutive.

STOCK-BASED COMPENSATION

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised) "Share-Based Payment". Accordingly, the Company measures stock-based compensation cost at grant date, based on the fair value of the award, and recognizes it as expense over the employee's requisite service period. In accordance with the modified retrospective application method, the Company has adjusted its financial statements for all periods prior to January 1, 2006 to give effect to the fair-value based method of accounting for all awards granted in fiscal years beginning after December 15, 1994.

ADVERTISING COSTS

The Company charges advertising costs to operations as incurred. Advertising costs were approximately $0.8 million, $0.9 million and $1.8 million for the years ended December 31, 2005, 2006 and 2007, respectively.

RESEARCH AND DEVELOPMENT COSTS

The Company charges research and development costs to operations as incurred. Research and development costs are disclosed on the consolidated statements of operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Acquisitions

numbers in tables in thousands

In February 2005, the Company completed its acquisition of substantially all of the assets of SurroMed, Inc.'s biomarker business. This biomarker business is now part of the Discovery Sciences segment of the Company. In exchange for the assets, the Company surrendered to SurroMed all shares of SurroMed preferred stock it held.

As additional consideration for the acquisition, the Company assumed approximately $3.4 million of SurroMed liabilities under capital leases and additional operating liabilities, and agreed to guarantee repayment of up to $1.5 million under a SurroMed bank loan. In accordance with the requirements of FASB Statement No. 5, "Accounting for Contingencies", as clarified by FASB Interpretation No. 45, the Company recorded a liability for the estimated fair value of the net obligation it assumed under this guarantee. The Company's guarantee expired on December 31, 2006. The capital leases were paid off in the fourth quarter of 2007. In connection with the acquisition, the Company recognized a pre-tax gain on exchange of assets of $5.1 million, primarily related to the $4.9 million gain on the termination of a preexisting facility lease arrangement with SurroMed in accordance with EITF 04-01, "Accounting for Preexisting Relationships between the Parties to a Business Combination". The Company determined the fair value of the leasing arrangement based on the discounted cash flows of the difference between the future required rental payments under the lease agreement and the market rate for similar facilities as of the closing.

The Company accounted for this acquisition using the purchase method of accounting, utilizing appropriate fair value techniques to allocate the purchase price based on the estimated fair values of the assets and liabilities. Accordingly, the Company included the estimated fair value of assets acquired and liabilities assumed in its consolidated balance sheet as of the effective date of the acquisition.

The Company allocated the total purchase price for the SurroMed acquisition in 2005 to the estimated fair value of assets acquired and liabilities assumed as set forth in the following table:

Condensed balance sheet:		
Current assets	$	186
Property and equipment, net		8,780
Deferred rent and other		(742)
Current liabilities		(3,512)
Long-term liabilities		(2,267)
Value of unidentifiable intangible assets:		
Goodwill		33,001
Total	$	35,446

Goodwill related to SurroMed is deductible for tax purposes.

The Company included the results of operations from the biomarker assets acquired in the Company's consolidated statements of operations as of and since February 1, 2005, the effective date of the acquisition. Pro forma results of operations for the full year ended December 31, 2005 have not been presented because the financial results related to the biomarker assets for the one-month period ended January 31, 2005 are not material to the consolidated statements of operations.

3. Accounts Receivable and Unbilled Services

numbers in tables in thousands

Accounts receivable and unbilled services consisted of the following amounts on the dates set forth below:

	December 31,	
	2006	**2007**
Trade:		
Billed	$ 273,941	**$ 302,429**
Unbilled	141,423	**186,112**
Provision for doubtful accounts	(6,447)	**(7,064)**
	$ 408,917	**$ 481,477**

The Company derived 22.6% and 27.0% of its accounts receivable and unbilled services from operations outside the United States as of December 31, 2006 and 2007, respectively. Of these amounts, the Company derived 65.3% and 61.9% from operations in the United Kingdom as of December 31, 2006 and 2007, respectively.

Change in provision for doubtful accounts consisted of the following:

	Year Ended December 31,		
	2005	2006	2007
Balance at beginning of year	$ 4,102	$ 3,926	$ 6,447
Additions charged to costs and expenses	126	3,286	2,181
Invoice write-offs	(302)	(765)	(1,564)
Balance at end of year	$ 3,926	$ 6,447	$ 7,064

4. Property and Equipment

numbers in tables in thousands

Property and equipment, stated at cost, consisted of the following amounts on the dates set forth below:

	December 31,	
	2006	2007
Land	$ 6,987	$ 6,761
Buildings and leasehold improvements	87,106	214,842
Construction in progress	114,810	18,758
Furniture and equipment	170,230	194,187
Computer equipment and software	143,313	171,790
	522,446	606,338
Less accumulated depreciation and amortization	(198,907)	(250,149)
	$ 323,539	$ 356,189

Capitalized costs for the new corporate headquarters facility in Wilmington, North Carolina, included in construction in progress as of December 31, 2006 and 2007 were $104.5 million and $0.3 million, respectively. During the year ended December 31, 2007, the Company capitalized the new corporate headquarters building, related parking facility, and furniture and equipment for the new building. During 2006 and 2007, the Company capitalized interest of approximately $2.5 million and $1.4 million, respectively, relating to the construction of the facility.

As of December 31, 2006, the Company owned a building in Kersewell, Scotland, with a net book value of $1.3 million. The Company classified this building as available for sale and included it in prepaid expenses and other current assets on its consolidated balance sheet as of December 31, 2006. This building housed employees performing work in the Development segment of the Company. In January 2007, the Company sold this building for approximately $1.4 million, resulting in a gain of $0.1 million included in selling, general and administrative expenses on the Company's consolidated statement of operations.

The Company owns a building and land in Leicester, England, with a net book value of $2.4 million as of December 31, 2007. This building housed employees performing work in the Phase I business unit of the Development segment of the Company prior to the closure of that business unit. The Company classified this building as available for sale and included it in prepaid expenses and other current assets on its consolidated balance sheet as of December 31, 2007. The net book value at December 31, 2007 was based on offers from external parties. During the fourth quarter of 2007, the Company recorded a loss of $0.2 million which is included in selling, general and administrative expenses on the Company's consolidated statement of operations. The Company is seeking to dispose of the property and expects to close on this transaction in the first quarter of 2008.

Property and equipment under capital leases, stated at cost, consisted of the following amounts on the dates set forth below:

	December 31,	
	2006	2007
Leasehold improvements	$ 824	$ –
Computer equipment and software	656	–
Furniture and equipment	1,976	–
	3,456	–
Less accumulated depreciation and amortization	(2,139)	–
	$ 1,317	$ –

5. Goodwill and Intangible Assets

numbers in tables in thousands

Changes in the carrying amount of goodwill for the twelve months ended December 31, 2006 and 2007, by operating segment, were as follows:

	Development	Discovery Sciences	Total
Balance as of January 1, 2006	$ 155,267	$ 53,616	$ 208,883
Translation adjustments	3,499	–	3,499
Balance as of December 31, 2006	158,766	53,616	212,382
Translation adjustments	**3,238**	**–**	**3,238**
Balance as of December 31, 2007	**$ 162,004**	**$ 53,616**	**$ 215,620**

Information regarding the Company's other intangible assets follows:

	December 31, 2006			*December 31, 2007*		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Backlog and customer relationships	$ 543	$ 447	$ 96	**$ 308**	**$ 275**	**$ 33**
License and royalty agreements	4,500	2,582	1,918	**2,500**	**831**	**1,669**
Total	$ 5,043	$ 3,029	$ 2,014	**$ 2,808**	**$ 1,106**	**$ 1,702**

The Company amortizes all intangible assets on a straight-line basis, based on estimated useful lives of three to five years for backlog and customer relationships and three to ten years for license and royalty agreements. The weighted average amortization period is 5.0 years for backlog and customer relationships, 10.0 years for license and royalty agreements and 9.5 years for all intangibles collectively.

Amortization expense for the twelve months ended December 31, 2005, 2006 and 2007 was $1.1 million, $0.6 million and $0.3 million, respectively. As of December 31, 2007, estimated amortization expense for each of the next five years is as follows:

2008	$ 283
2009	250
2010	250
2011	250
2012	250

6. Short-term Investments and Investments

numbers in tables in thousands

Short-term investments, which are composed of available-for-sale securities, and investments consisted of the following amounts on the dates set forth below:

	December 31,	
	2006	2007
Short-term investments:		
Auction Rate Securities	$ 133,700	$ 209,475
Other municipal debt securities	114,524	111,230
Other debt securities	4,165	5,908
Preferred stock	3,487	4,344
Total short-term investments	$ 255,876	$ 330,957
Investments:		
Cost basis investments:		
Bay City Capital Funds	$ 3,200	$ 5,449
A.M. Pappas Life Science Ventures III, L.P.	1,188	1,529
Other equity investments	750	750
Total cost basis investments	5,138	7,728
Marketable equity securities:		
BioDelivery Sciences International, Inc.	2,394	1,653
Accentia Biopharmaceuticals, Inc.	14,946	14,006
Total marketable equity securities	17,340	15,659
Total investments	$ 22,478	$ 23,387

SHORT-TERM INVESTMENTS

As of December 31, 2006 and 2007, the Company had short-term investments in Auction Rate Securities, or ARS, various other debt securities and preferred stock. As of December 31, 2006 and 2007, the Company had unrealized gains of $0.2 million and $0.4 million, respectively, and unrealized losses of $0.3 million and $2.1 million, respectively, associated with its investments in other municipal debt securities. There were no gross realized gains or losses on these securities in 2005, 2006 and 2007.

The Company held approximately $209.5 million in tax-exempt auction rate securities at December 31, 2007. The Company does not believe that these investments have been impaired as a result of the recent sub-prime mortgage market crisis. The Company's investments in auction rate securities consist principally of interests in government guaranteed student loans and insured and uninsured municipal debt obligations. None of the auction rate securities in its portfolio were asset or mortgage-backed, and as of December 31, 2007 there had been no failed auctions for securities the Company held. During February 2008, a significant number of auction rate securities auctions began to fail, including auctions for approximately $123.3 million of securities held by the Company as of February 22, 2008. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature. If the Company determines that an issuer of the securities is unable to successfully close future auctions or redeem or refinance the obligations, the Company might have to reclassify the investments from a current asset to a non-current asset. If an issuer's financial stability or credit rating deteriorates or adverse developments occur in the bond insurance market, the Company might be required to adjust the carrying value of its auction rate securities through a future impairment charge. The Company has evaluated the market conditions and credit worthiness of the issuers of its auction rate securities and has determined that there have been no decreases in market value.

The estimated fair value of short-term investment securities at December 31, 2007, by contractual maturity, was as follows:

Due in 1 year or less	$ 80,242
Due in 1–5 years	49,654
Due in 5–10 years	13,609
Due after 10 years	187,452
	$ 330,957

INVESTMENTS

The Company had long-term investments in marketable securities as of December 31, 2006 and 2007. As of December 31, 2006 and 2007, gross unrealized gains were $0.7 million and $0.3 million, respectively. There were no gross unrealized losses as of December 31, 2006 or 2007.

During 2005, the Company recorded charges to earnings for other-than-temporary declines in the fair market value of its cost basis investments of $5.6 million, which included $1.6 million related to the outstanding balance of a revolving line of credit that was guaranteed by the Company, and its marketable equity securities of $0.3 million. The write-downs were due to a business failure, current fair market values, historical and projected performance and liquidity needs of the investees.

During 2007, the Company recorded charges to earnings of $0.7 million for an other-than-temporary decline in the fair market value of its investments in Accentia Biopharmaceuticals, Inc. The write-down was based on a decrease in the publicly quoted market price that Company management believes was other-than-temporary due to the length of time the stock had been trading below the Company's cost basis and its projected near-term performance.

In September 2005, the Company became a limited partner in Bay City Capital Fund IV, L.P., a venture capital fund established in July 2004 for the purpose of investing in life sciences companies. The Company has committed to invest up to a maximum of $10.0 million in this fund. Aggregate capital calls through December 31, 2007 were $5.1 million. Because no capital call can exceed 20% of the Company's aggregate capital commitment and the Company's capital commitment will expire in June 2009, the Company anticipates its remaining capital commitment of $4.9 million will be made through a series of future capital calls over the next several years. The Company owned approximately 2.9% of the Bay City Fund IV as of December 31, 2007.

In May 2007, the Company became a limited partner in Bay City Capital Fund V, L.P., a venture capital fund established for the purpose of investing in life sciences companies. The Company has committed to invest up to a maximum of $10.0 million in this fund. Aggregate capital calls through December 31, 2007 were $0.4 million. Because no capital call can exceed 20% of the Company's aggregate capital commitment and the Company's capital commitment will expire in October 2012, the Company anticipates its remaining capital commitment of $9.6 million will be made through a series of future capital calls over the next several years. The Company owned approximately 2.0% of the Bay City Fund V as of December 31, 2007.

In November 2003, the Company became a limited partner in A. M. Pappas Life Science Ventures III, L.P., a venture capital fund established for the purpose of making investments in equity securities of privately held companies in the life sciences, healthcare and technology industries. The Company has committed to invest up to a maximum of $4.8 million in this fund. Aggregate capital calls through December 31, 2007 were $1.9 million. Because no capital call can exceed 10% of the Company's aggregate capital commitment and the Company's capital commitment will expire in May 2009, the Company anticipates that its remaining capital commitment of $2.9 million will be made through a series of future capital calls over the next two years. In January 2007, the Pappas Fund made a cash distribution to its owners of which the Company's portion was approximately $0.4 million. The Company owned approximately 4.7% of the Pappas Fund as of December 31, 2007.

In October 2007, the Company executed a Subscription Agreement to become a limited partner in A. M. Pappas Life Science Ventures IV, L.P., a venture capital fund established for the purpose of making investments in equity securities of privately held companies in the life sciences, healthcare and technology industries. The Company has committed to invest up to a maximum of $6.0 million in this fund. There have not been any capital calls. Because a single capital call cannot exceed 10% of the company's aggregate capital commitment, the Company anticipates its capital commitment will be made through a series of future capital calls over the term of its commitment. The Company's capital commitment will expire on the fifth anniversary of the fund's first investment.

In June 2002, the Company purchased approximately 0.7 million units of BioDelivery Sciences International, Inc. Each unit consisted of one share of common stock and one warrant for common stock. In June 2007, the Company sold all of its outstanding warrants at various prices for total proceeds of $0.1 million, resulting in a loss of $0.2 million. In addition, the Company sold 125,924 shares of common stock in BioDelivery Sciences International for total proceeds of $0.5 million, resulting in a gain of $0.2 million. The Company owned approximately 3.6% of BioDelivery Sciences International's outstanding common stock as of December 31, 2007.

In April 2003, the Company purchased 2.0 million shares of Chemokine Therapeutics Corp. Series A convertible preferred stock. In December 2004, Chemokine completed an initial public offering of its common stock in Canada. In May 2006, the Company sold its 2.0 million shares of Chemokine Therapeutics Corp. preferred stock for total consideration of $1.5 million and recorded a gain on sale of its investment of $0.8 million in other income, net, in the Company's consolidated statements of operations. In addition, the Company surrendered its license rights to Chemokine's compound CTCE-0214 in exchange for $0.1 million and potential milestone payments up to $2.5 million.

In 2004 and 2005, the Company purchased 15.0 million shares of Accentia Biopharmaceuticals, Inc. Series E convertible preferred stock. Accentia's Series E convertible preferred stock paid a dividend based on a percentage of net sales of certain Accentia products. The Company received dividends in excess of Accentia's earnings in 2005 and thus recorded these as a reduction of cost of the investment in Accentia. On October 28, 2005, Accentia completed its initial public offering of 2.4 million shares of common stock for $8.00 per share. Upon completion of the initial public offering, the Company's 15.0 million shares of Series E convertible preferred stock were converted to 4.3 million shares of common stock. The Company owned approximately 10.1% of the outstanding capital stock of Accentia as of December 31, 2007. Accentia is a specialty biopharmaceutical company focused on the development and commercialization of late-stage clinical products in the areas of respiratory disease and oncology.

7. Other Accrued Expenses

numbers in tables in thousands

Other accrued expenses consisted of the following amounts on the dates set forth below:

	December 31,	
	2006	**2007**
Accrued salaries, wages, benefits and related costs	$ 87,441	**$ 91,219**
Other	61,586	**76,016**
	$ 149,027	**$ 167,235**

8. Long-Term Debt, Debt Instruments and Lease Obligations

numbers in tables in thousands

LONG-TERM DEBT

Long-term debt consisted of the following amounts on the dates set forth below:

	December 31,	
	2006	**2007**
Construction loan facility	$ 74,833	**$ –**
Capital leases	326	**–**
	75,159	**–**
Less: current maturities	(75,159)	**–**
	$ –	**$ –**

REVOLVING CREDIT FACILITY

Effective July 1, 2007, the Company renewed its $50.0 million revolving line of credit facility with Bank of America, N.A. Indebtedness under the facility is unsecured and subject to covenants relating to financial ratios and restrictions on certain types of transactions. This revolving credit facility does not expressly restrict or limit the payment of dividends. The Company was in compliance with all loan covenants as of December 31, 2007. Outstanding borrowings under the facility bear interest at an annual fluctuating rate equal to the one-month London Interbank Offered Rate, or LIBOR, plus a margin of 0.6%. Borrowings under this credit facility are available to provide working capital and for general corporate purposes. This credit facility is currently scheduled to expire in June 2008, at which time any outstanding balance will be due. As of December 31, 2007, no borrowings were outstanding under this credit facility, although the aggregate amount available for borrowing had been reduced by $1.8 million due to outstanding letters of credit issued under this facility.

CONSTRUCTION LOAN FACILITY

In February 2006, the Company entered into an $80.0 million construction loan facility with Bank of America, N.A. Borrowings under this credit facility were used to finance the construction of the Company's new corporate headquarters building and related parking facility in Wilmington, North Carolina, and bore interest at an annual fluctuating rate equal to the one-month LIBOR plus a margin of 0.6%. Interest on amounts borrowed under this construction loan facility was payable quarterly. The credit facility was scheduled to mature in February 2008, but in May 2007 the Company repaid all outstanding borrowings under this facility, which totaled $74.8 million.

LEASE OBLIGATIONS

The Company is obligated under noncancellable operating leases expiring at various dates through 2021 relating to its buildings and certain equipment. Rental expense for all operating leases, net of sublease income of $1.1 million, $1.5 million and $1.8 million, was $37.5 million, $44.3 million and $48.1 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Certain facility leases provide for concessions by the landlords, including payments for leasehold improvements and free rent periods. The Company reflects these concessions as deferred rent and other in the accompanying consolidated financial statements. The Company is recording rent expense on a straight-line basis for these leases.

As of December 31, 2007, future minimum payments for lease obligations for years subsequent were as follows:

2008	$ 47,813
2009	41,716
2010	35,429
2011	28,875
2012	24,792
2013 and thereafter	65,516
	244,141
Less: sublease income	(14,255)
	$ 229,886

9. Accounting for Derivative Instruments and Hedging Activities

The Company enters into foreign exchange forward and option contracts that are designated and qualify as cash flow hedges under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The Company recognizes changes in the fair value of the effective portion of these outstanding forward and option contracts in accumulated other comprehensive income, or OCI. The Company reclassifies these amounts from OCI and recognizes them in earnings when either the forecasted transaction occurs or it becomes probable that the forecasted transaction will not occur.

The Company recognizes changes in the ineffective portion of a derivative instrument in earnings in the current period. The Company measures effectiveness for forward cash flow hedge contracts by comparing the fair value of the forward contract to the change in the forward value of the anticipated transaction. The fair market value of the hedged exposure is presumed to be the market value of the hedge instrument when critical terms match. The Company's hedging portfolio ineffectiveness during 2005, 2006 and 2007 was $0, $0 and $0.3 million, respectively. The Company records the ineffectiveness as a component of direct costs.

The Company has significant international revenues and expenses, and related receivables and payables, denominated in non-functional currencies in the Company's foreign subsidiaries. As a result, from time to time the Company purchases currency option and forward contracts as cash flow hedges to help manage certain foreign currency exposures that can be identified and quantified. Pursuant to its foreign exchange risk hedging policy, the Company may hedge anticipated and recorded transactions, and the related receivables and payables denominated in non-functional currencies, using forward foreign exchange rate contracts and foreign currency options. The Company's policy is to only use foreign currency derivatives to minimize the variability in the Company's operating results arising from foreign currency exchange rate movements. The Company does not enter into derivative financial instruments for speculative or trading purposes. Hedging contracts are measured at fair value using dealer quotes and mature within 18 months from their inception. The Company's existing hedging contracts will expire over the course of 2008. The Company expects to reclassify the current loss positions of $1.3 million within the next 12 months from OCI into the income statement.

The Company's hedging contracts are intended to protect against the impact of changes in the value of the U.S. dollar against other currencies and their impact on operating results. Accordingly, for forecasted transactions, subsidiaries incurring expenses in foreign currencies seek to hedge U.S. dollar revenue contracts. The Company reclassifies OCI associated with hedges of foreign currency revenue into direct costs upon recognition of the forecasted transaction in the statement of operations. At December 31, 2007, the face value of these foreign exchange contracts were $60.0 million.

At December 31, 2006 and 2007, the Company's foreign currency derivative portfolio resulted in the Company recognizing a liability of $0 and $1.9 million, respectively, as a component of other accrued expenses.

10. Stock Plans

numbers in tables in thousands, except years, percentages and per share data

The Company accounts for its share-based compensation plans using the provisions of SFAS No. 123 (revised), "Share-Based Payment". Accordingly, the Company measures stock-based compensation cost at grant date, based on the fair value of the award, and recognizes it as expense over the employee's requisite service period.

EQUITY COMPENSATION PLAN

The Company has an equity compensation plan (the "Plan") under which the Company may grant stock options, restricted stock and other types of stock-based awards to its employees and directors. Total shares authorized for grant under this plan are 21.3 million. The exercise price of each option granted is equal to the market price of the Company's common stock on the date of grant and the maximum exercise term of each option granted does not exceed ten years. Options are granted upon approval of the Compensation Committee of the Board of Directors and vest over various periods, as determined by the Compensation Committee at the date of the grant. The majority of the Company's options vest ratably over a period of three or four years. The options expire on the earlier of ten years from the date of grant or within specified time limits following termination of employment, retirement or death. Shares are issued from the Company's authorized but unissued stock. The Company does not pay dividends on unexercised options. As of December 31, 2007, there were 5.4 million shares of common stock remaining available for grant under the Plan.

For the years ended December 31, 2005, 2006 and 2007, stock-based compensation cost totaled $14.7 million, $17.3 million and $18.9 million, respectively. The associated future income tax benefit recognized was $5.2 million, $6.5 million and $6.9 million for the years ended December 31, 2005, 2006 and 2007, respectively.

For the years ended December 31, 2005, 2006 and 2007, the amount of cash received from the exercise of stock options was $23.0 million, $21.1 million and $20.2 million, respectively. In connection with these exercises, the actual excess tax benefit realized for the tax deductions by the Company for the years ended December 31, 2005, 2006 and 2007 were $8.6 million, $5.3 million and $4.8 million, respectively.

A summary of the option activity under the Plan at December 31, 2005, 2006 and 2007, and changes during the years, is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at January 1, 2005	8,692	$ 15.70		
Granted	456	25.41		
Exercised	(2,246)	10.24		
Forfeited	(418)	19.24		
Outstanding at December 31, 2005	6,484	$ 18.05		
Exercisable at December 31, 2005	2,738	$ 14.82		
Outstanding at January 1, 2006	6,484	$ 18.05		
Granted	1,780	34.31		
Exercised	(1,328)	15.90		
Forfeited	(430)	25.27		
Expired	(20)	18.08		
Outstanding at December 31, 2006	6,486	$ 22.46		
Exercisable at December 31, 2006	2,858	$ 16.79		
Outstanding at January 1, 2007	**6,486**	**$ 22.46**		
Granted	**1,672**	**34.54**		
Exercised	**(1,202)**	**17.23**		
Forfeited	**(896)**	**27.95**		
Expired	**(36)**	**27.28**		
Outstanding at December 31, 2007	**6,024**	**$ 26.01**	**7.4 years**	**$ 86,543**
Exercisable at December 31, 2007	**3,054**	**$ 20.78**	**6.4 years**	**$ 59,851**
Vested or expected to vest at December 31, 2007	**5,921**	**$ 25.52**	**7.3 years**	**$ 87,950**

The following table summarizes information about the Plan's stock options at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/07	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/07	Weighted Average Exercise Price
$ 1.95 – $ 21.00	**1,187**	**4.8 years**	**$ 13.69**	**1,182**	**$ 13.66**
$ 21.01 – $ 22.00	**1,787**	**6.8 years**	**$ 21.20**	**1,172**	**$ 21.20**
$ 22.01 – $ 33.00	**554**	**8.1 years**	**$ 28.82**	**268**	**$ 27.51**
$ 33.01 – $ 34.00	**1,003**	**9.1 years**	**$ 33.63**	**49**	**$ 33.82**
$ 34.01 – $ 42.29	**1,493**	**8.6 years**	**$ 35.42**	**383**	**$ 35.11**
	6,024	**7.4 years**	**$ 26.01**	**3,054**	**$ 20.78**

All options granted during the years ended December 31, 2005, 2006 and 2007 were granted with an exercise price equal to the fair value of the Company's common stock on the grant date. The fair value of the Company's common stock on the grant date is equal to the Nasdaq closing price of the Company's stock on the date of grant, except for shares granted under the U.K. Subplan where the fair value of the Company's common stock on the grant date is equal to the average of the high and low price of the Company's common stock on the date of grant as reported by Nasdaq. The weighted-average grant date fair value per share of options granted during the years ended December 31, 2005, 2006 and 2007 was $12.11, $15.36 and $10.93, respectively. The aggregate fair value of options granted during the years ended December 31, 2005, 2006 and 2007 was $5.4 million, $27.3 million and $18.3 million, respectively. The total intrinsic value (which is the amount by which the market value of the Company's common stock exceeded the exercise price of the options on the date of exercise) of options exercised during the years ended December 31, 2005, 2006 and 2007 was $35.1 million, $24.4 million and $23.0 million, respectively.

A summary of the status of unvested options as of December 31, 2007, and changes during the year then ended, is presented below:

Unvested options	Shares	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2007	**3,628**	**$ 12.64**
Granted	**1,672**	**10.93**
Vested	**(1,485)**	**12.01**
Forfeited	**(845)**	**11.95**
Unvested at December 31, 2007	**2,970**	**$ 12.19**

As of December 31, 2007, the total unrecognized compensation cost related to unvested stock options was approximately $31.2 million. The Company expects to recognize this cost over a weighted-average period of 1.4 years in accordance with the vesting periods of the options. The total fair value of shares vested during the years ended December 31, 2005, 2006 and 2007 was $16.4 million, $14.5 million and $21.4 million, respectively.

The Company estimates fair value of each option award on the grant date using the Black-Scholes option-pricing model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2005, 2006 and 2007.

	2005	2006	2007
Expected term (years)	5.00	4.50	**4.00**
Dividend yield (%)	0.32	0.28–0.34	**0.31–0.37**
Risk-free interest rate (%)	4.35	4.36–5.11	**4.13–4.91**
Expected volatility (%)	50.31	39.69–51.39	**30.67–33.00**

The expected term represents an estimate of the period of time options are expected to remain outstanding and is based on historical exercise and termination data. The dividend yield is based on the most recent dividend payment over the market price of the stock at the beginning of the period. The risk-free interest rate is based on the rate at the date of grant for a zero-coupon U. S. Treasury bond with a term that approximates the expected term of the option. Expected volatilities are based on the historical volatility of the Company's stock price over the expected term of the options.

RESTRICTED STOCK

The Company also awards shares of restricted stock to members of senior management and the Company's non-employee directors under the plan. The shares awarded to members of senior management are generally subject to a three-year linear vesting schedule with one-third of the grant vesting on each of the first, second and third anniversaries of the grant date. The Company determines compensation cost based on the market value of shares on the date of grant, and records compensation expense on these shares on a straight-line basis over the vesting period. The restricted stock shares granted to the Company's non-employee directors vest over a three-year period, with ninety percent of the shares vesting on the first anniversary of the grant and five percent vesting on each of the second and third anniversary dates. The Company records compensation expense on these shares according to this vesting schedule.

During the years ended December 31, 2005, 2006 and 2007, the Company awarded 162,280, 16,512 and 35,928 shares of restricted stock, respectively, with a fair value of $4.1 million, $0.5 million and $1.2 million, respectively. The weighted average grant date fair value of each share was $25.16, $31.47 and $34.47 for the years ended December 31, 2005, 2006 and 2007, respectively. Total compensation expense recorded during the years ended December 31, 2005, 2006 and 2007 for restricted stock shares granted was $1.0 million, $1.6 million and $1.1 million, respectively. The associated future income tax benefit recognized was $0.4 million, $0.6 million and $0.4 million for the years ended December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, the total unrecognized compensation cost related to 55,510 shares of unvested restricted stock was approximately $0.8 million. The Company expects to recognize this cost over a weighted-average period of 2.2 years in accordance with the vesting periods of the restricted stock. The total fair value of restricted stock shares vested during the year ended December 31, 2007 was $1.8 million.

In May 2006 and 2007, shares of restricted stock held by two members of the senior management team vested. Both employees elected to surrender to the Company a portion of their vested shares to pay the income taxes due as a result of the vesting in 2006 and one employee made this election in 2007. As a result, 10,855 and 5,943 shares, respectively, were forfeited to satisfy tax obligations in these years. In connection with this vesting, the tax benefit realized by the Company for the year ended December 31, 2006 and 2007 was $0.4 million and $1.8 million, respectively. In addition, the Company's previous President and Chief Financial Officer resigned in 2006 and 2007, respectively, resulting in the Company canceling 30,000 and 14,000 shares, respectively, of unvested restricted stock that had previously been granted to them.

EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors and shareholders have reserved 4.5 million shares of the Company's common stock for issuance under the Employee Stock Purchase Plan (the "ESPP"). The ESPP has two six-month offering periods (each an "Offering Period") each year, beginning January 1 and July 1, respectively. Eligible employees can elect to make payroll deductions from 1% to 15% of their base pay during each payroll period of an Offering Period. In addition, in accordance with the ESPP and beginning with the first six-month Offering Period in 2006, the Board of Directors set a limit on the total payroll deductions for each year of $8.0 million. In September 2007, the Board of Directors approved new limitations on the dollar amount of shares purchased under the ESPP for the calendar years 2008, 2009 and 2010 as $13.0 million, $15.0 million and $17.5 million, respectively. None of the contributions made by eligible employees to purchase the Company's common stock under the ESPP are tax-deductible to the employees. During 2005, the purchase price was 85%, and beginning January 1, 2006 it became 90%, of the lesser of (a) the reported closing price of the Company's common stock for the first day of the Offering Period or (b) the reported closing price of the common stock for the last day of the Offering Period. As of December 31, 2007, there were 2.0 million shares of common stock available for purchase by ESPP participants, after giving effect to shares purchased for the second Offering Period of 2007 that were issued in January 2008.

Employees eligible to participate in the ESPP include employees of the Company and most of its operating subsidiaries, except those employees who customarily work less than 20 hours per week or five months in a year. Because the eligible employee determines both participation in and contributions to the ESPP, it is not possible to determine the benefits and amounts that would be received by an eligible participant or group of participants in the future.

The fair value of each ESPP share is estimated using the Black-Scholes option-pricing model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2005, 2006 and 2007.

	2005	2006	2007
Expected term (years)	0.50	0.50	**0.50**
Dividend yield (%)	0.32	0.28–0.32	**0.31–0.37**
Risk-free interest rate (%)	4.35	4.37–5.24	**4.74–4.90**
Expected volatility (%)	50.31	30.56–40.38	**21.20–28.44**

The compensation costs for the ESPP, as determined based on the fair value of the discount and option feature of the underlying ESPP grant, consistent with the method of SFAS No. 123, were $3.3 million, $1.7 million and $1.4 million for years ended December 31, 2005, 2006 and 2007, respectively. The income tax benefit recognized was $1.2 million, $0.2 million and $0.1 million for the years ended December 31, 2005, 2006 and 2007, respectively. The weighted average grant date fair value per share during the years ended December 31, 2005, 2006 and 2007 was $8.37, $6.12 and $5.89, respectively. As of December 31, 2007, there was no unrecognized compensation cost related to ESPP shares.

For the years ended December 31, 2005, 2006 and 2007, the value of stock issued for ESPP purchases was $6.6 million, $7.2 million and $7.7 million, respectively. In connection with disqualifying dispositions, the tax benefits realized by the Company for the years ended December 31, 2005, 2006 and 2007 were $0.2 million, $0.1 million and $0.1 million, respectively.

During the years ended December 31, 2005, 2006 and 2007, employees contributed $7.3 million, $7.8 million and $7.6 million, respectively, to the ESPP for the purchase of 391,000, 274,000 and 241,000 shares, respectively. The aggregate fair value of shares purchased during the years ended December 31, 2005, 2006 and 2007 was $8.6 million, $9.1 million and $8.5 million, respectively. Contributions for the second Offering Period of 2007 were not converted to issued shares until January 2008.

11. Income Taxes

numbers in tables in thousands

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109", or FIN 48, on January 1, 2007. As of December 31, 2006, the Company had recorded a contingent tax liability of $9.1 million. As a result of the implementation of FIN 48, the Company reclassified $8.2 million of this liability to non-current liabilities and recognized an increase in this non-current liability of $22.7 million. This increase was accounted for as a $5.5 million decrease in retained earnings, a $15.9 million increase in deferred tax assets, and a $1.3 million increase in long-term assets as of January 1, 2007. The Company includes the non-current assets in other long-term assets on the Company's consolidated balance sheet.

The Company had gross unrecognized tax benefits of approximately $28.0 million as of January 1, 2007. Of this total, $11.6 million, net of the federal benefit on state taxes, is the amount that, if recognized, would result in a reduction of the Company's effective tax rate. As of December 31, 2007, the total gross unrecognized tax benefits were $23.8 million and of this total, $9.3 million is the amount that, if recognized, would reduce the Company's effective tax rate. The Company does not anticipate a significant change in total unrecognized tax benefits or the Company's effective tax rate due to the settlement of audits or the expiration of statutes of limitations within the next 12 months.

The Company's policy for recording interest and penalties associated with tax audits is to record them as a component of provision for income taxes. In conjunction with the adoption of FIN 48, the Company recognized approximately $3.0 million for the payment of interest and approximately $1.0 million for the payment of penalties at January 1, 2007. During 2007, the amount of interest and penalties recorded as an expense to the income statement was $2.0 million and $0.4 million, respectively. As of December 31, 2007, $4.1 million of interest and $1.3 million of penalties are accrued. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision.

The Company has analyzed its filing positions in all significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are the 2004 through 2007 tax years. Various foreign and state income tax returns are under examination by taxing authorities. The Company does not believe that the outcome of any examination will have a material impact on its financial condition or results of operations.

Rollforward of gross unrecognized tax positions:

Gross tax liability at December 31, 2006	$	27,980
Additions for tax positions of the current year		11,742
Reductions for tax positions of the prior years:		
Foreign exchange movements		229
Changes in judgment		(1,516)
Settlements during the current year		(560)
Statute closures		(14,083)
Gross tax liability at December 31, 2007	$	23,792

The components of income before provision for income taxes were as follows:

	Year Ended December 31,		
	2005	2006	**2007**
Domestic	$ 136,444	$ 181,959	**$ 187,784**
Foreign	43,359	53,546	**60,169**
Income from continuing operations	$ 179,803	$ 235,505	**$ 247,953**

The components of the provision for income taxes were as follows:

	Year Ended December 31,		
	2005	2006	**2007**
State income taxes:			
Current	$ 8,357	$ 2,094	**$ 10,694**
Deferred	(867)	941	**(1,450)**
Federal income taxes:			
Current	40,387	50,249	**63,762**
Deferred	(72)	8,598	**(4,004)**
Foreign income taxes:			
Current	11,165	15,304	**13,107**
Deferred	936	1,667	**2,443**
Provision for income taxes	$ 59,906	$ 78,853	**$ 84,552**

Taxes computed at the statutory U.S. federal income tax rate of 35% are reconciled to the provision for income taxes as follows:

	Year Ended December 31,		
	2005	2006	**2007**
Effective tax rate	33.3%	33.5%	**34.1%**
Statutory rate of 35%	$ 62,931	$ 82,427	**$ 86,784**
State taxes, net of federal benefit	4,177	5,294	**6,072**
Nontaxable income net of nondeductible expenses	(3,033)	(4,667)	**(6,468)**
Change in valuation allowance	(1,677)	(941)	**375**
Impact of international operations	(932)	(679)	**(1,518)**
Other	(1,560)	(2,581)	**(693)**
Provision for income taxes	$ 59,906	$ 78,853	**$ 84,552**

Components of the current deferred tax assets were as follows:

	December 31,	
	2006	2007
Future benefit of net operating losses	$ 435	$ 534
Reserve for doubtful accounts	3,169	3,826
Accrued expenses	10,328	18,330
Unearned income	1,753	4,492
Tax credits	364	408
Valuation allowance	(2,930)	(3,908)
Total current deferred tax asset	$ 13,119	$ 23,682

The current deferred tax liabilities of $0.1 million at both December 31, 2006 and 2007, respectively, relates to various expenses deducted for tax purposes, not book purposes.

Components of the long-term deferred tax assets were as follows:

	December 31,	
	2006	2007
Other depreciation and amortization	$ (22,616)	$ (25,229)
Patent depreciation	11,606	7,266
Deferred rent	7,091	7,171
Stock options	10,767	13,543
Deferred compensation	1,780	1,111
Investment basis differences	(1,121)	(477)
Valuation allowance	(2,650)	(2,040)
Future benefit of net operating losses	5,116	4,493
Other	1,395	5,879
Total long-term deferred tax asset	$ 11,368	$ 11,717

Components of the long-term deferred tax liabilities were as follows:

	December 31,	
	2006	2007
Other depreciation and amortization	$ 8,810	$ 8,622
Stock options	(570)	(849)
Pension and other	(3,993)	(3,959)
Total long-term deferred tax liability	$ 4,247	$ 3,814

The Company has recorded a deferred tax asset for foreign and state net operating losses and credits that are subject to either five-year, 15-year, 20-year or indefinite carryforward periods. Management has recorded a valuation allowance of $3.4 million against the net operating loss assets and $1.9 million against the tax credit assets for amounts that it does not believe are more likely than not to be utilized.

The Company also recorded a deferred tax asset related to U.S. net operating losses received in an acquisition in 2003. Although the net operating losses are subject to annual limitation under IRC Section 382, management expects all losses to be utilized during the 20-year carryforward period that is available.

The Company has also established a deferred tax asset for federal and state tax related to unrealized investment losses and state tax on realized capital losses. Management has recorded a valuation allowance of $0.7 million for the state tax benefit that it does not believe is more likely than not to be realized. The federal valuation allowance for unrealized and realized investment losses has been fully released.

In 2007, the total valuation allowance increased by $0.3 million primarily due to an increase in allowance for tax credit assets offset by the release of valuation for some state losses. In 2006, the total valuation allowance decreased by $1.0 million primarily due to the closing of a state audit.

The Company records current and deferred income tax expense related to its foreign operations to the extent those earnings are taxable. Historically, the Company has made no provision for the additional taxes that would result from the distribution of earnings of foreign subsidiaries because the Company expected to invest them permanently. Although the Company repatriated certain foreign earnings in 2005 under the American Jobs Creation Act of 2004, the Company considers that the remainder of its foreign earnings will remain permanently invested overseas. The cumulative amount of undistributed earnings for which no U.S. tax liability has been recorded was $73.3 million and $119.5 million for December 31, 2006 and 2007, respectively.

12. Employee Savings and Pension Plans

numbers in tables in thousands, except percentages

SAVINGS PLAN

The Company provides a 401(k) Retirement Savings Plan to its U.S. employees. The Company matches 50% of an employee's savings up to 6% of pay and these contributions vest ratably over a four-year period. Company matching contributions, net of forfeitures, for all employees for the years ended December 31, 2005, 2006 and 2007 were $5.4 million, $6.6 million and $7.7 million, respectively.

NON-QUALIFIED DEFERRED COMPENSATION PLAN

The Company maintains non-qualified, unfunded deferred compensation plans that permit certain highly paid executive employees who are employed in the United States and members of the Board of Directors to defer current income for future financial and retirement needs. An eligible employee participant may defer up to 25% of their base salary and/or a portion of their annual bonus on a pre-tax basis. Board of Directors participants may defer up to 100% of their annual retainer and meeting fees on a pre-tax basis. Participants also have the opportunity to defer receipt of restricted stock. There are no Company contributions to these plans, and other than accruals for interest or dividend equivalents, all amounts credited to these plans are derived from elective deferrals of compensation otherwise payable to participants.

Cash amounts deferred each quarter will accrue interest based upon the three-month LIBOR plus 1.5%. Shares of restricted stock that are deferred are held as restricted stock units, payable as shares of common stock if and when the units become distributable. The restricted stock units remain subject to the same vesting conditions as applicable to the shares of restricted stock. In addition, restricted stock units provide for cash dividend equivalents that are payable as cash at the time the units become vested or when the units become distributable, depending on the participant's election.

The plans offer a number of account distribution options providing flexibility for financial and retirement planning. Employee participants elect with each set of annual deferrals to have the deferrals payable either (i) on a specified date that is at least two years after the deferral election is made but not more than 10 years after termination of employment or (ii) upon termination of employment. The amount deferred will be payable either in a lump sum or installments over a period of five, 10 or 15 years as elected by the participant at the time of deferral. However, these payment elections only become effective if the employee participant retires after age 55 with 10 years of service. Otherwise, the deferrals are payable in a lump sum following termination of employment. Board of Director participants may elect with each set of annual deferrals to have the deferrals payable either (x) on a specified date that is at least two years after the deferral election is made but not more than 10 years after termination of services as a director or (y) the earlier of any such date and the date of termination of services as a director. Board of Director participants may choose to have deferrals payable either in a lump sum or installments over a period of five years.

These payment elections can be made separately with respect to cash and restricted stock deferrals. There is a limited ability to subsequently change the payment elections, provided the election is made at least 12 months before the scheduled payment date and defers commencement of the payment by at least five years. Other special payment rules apply in case of death or disability and with respect to certain "key employees" (whose payments must be delayed by at least six months following termination of employment). Additionally, the Board of Directors may elect to pay out participants in the event of a "Change of Control". As of December 31, 2006 and 2007, 127,900 and 128,763 shares of restricted stock granted to members of management and the Board of Directors were deferred under this plan and had not been issued.

At December 31, 2006 and 2007, the Company recorded a deferred compensation liability under this plan of $1.9 million in the consolidated balance sheets as a component of other accrued expenses.

PENSION PLANS

During 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132 (R)", or SFAS No. 158. SFAS No. 158 requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income effective for fiscal years ending after December 15, 2006. SFAS No. 158 did not change net income or comprehensive income for the fiscal year ending December 31, 2006. Rather, it requires a one-time adjustment to accumulated other comprehensive income. The Company recorded a one-time adjustment of $3.3 million, net of tax of $1.4 million, during 2006. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The Company currently uses a measurement date of November 30 and will be required to change the measurement date to December 31 for the year ended December 31, 2008.

The Company determined pension costs under the provisions of SFAS No. 87, "Employers' Accounting for Pensions" and related disclosures are determined under the provisions of SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and other Postretirement Benefits" as modified by SFAS No. 158.

The Company has a separate contributory defined benefit plan for its qualifying U.K. employees employed by the Company's U.K. subsidiaries. This pension plan was closed to new participants as of December 31, 2002. The benefits for the U.K. Plan are based primarily on years of service and average pay at retirement. Plan assets consist principally of investments managed in a mixed fund.

Following closure of the above plan to new participants, the Company set up a new defined contribution plan for qualifying U.K. employees employed by the Company's U.K. subsidiaries. The employees can contribute between 3% and 6% of their annual compensation and the Company matches those contributions with 5% to 8% of the employees' annual compensation. Company contributions for the years ended December 31, 2006 and 2007 were $0.6 million and $1.9 million, respectively.

Pension costs and other amounts recognized in other comprehensive income for the U.K. Plan included the following components:

	Year Ended December 31,		
	2005	2006	**2007**
Net periodic pension cost:			
Service cost benefits earned during the year	$ 1,106	$ 1,895	**$ 1,586**
Interest cost on projected benefit obligation	1,910	2,367	**2,609**
Expected return on plan assets	(1,593)	(2,170)	**(2,712)**
Amortization of actuarial gains and losses	561	779	**550**
Net periodic pension cost	1,984	2,871	**2,033**
Other changes in plan assets and benefit obligations recognized in other comprehensive income:			
Net gain (loss)	2,252	(4,057)	**(731)**
Total recognized in net periodic pension cost and other comprehensive income	$ 4,236	$ (1,186)	**$ 1,302**

The estimated net loss that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is $0.5 million.

Weighted average assumptions used to determine net periodic pension cost for years ending December 31 were as follows:

	2005	2006	**2007**
Discount rate	6.0%	5.0%	**5.0%**
Rate of compensation increase	4.5%	4.5%	**4.5%**
Long-term rate of return on plan assets	6.7%	6.3%	**6.4%**

To develop the expected long-term rate of return on assets assumption, the Company considered future expectations for yields on investments weighted in accordance with the asset allocation of the pension plan's invested funds.

The change in benefit obligation, change in plan assets, funded status and amounts recognized for the defined benefit plan were as follows:

	Year Ended December 31,	
	2006	**2007**
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 41,807	**$ 51,792**
Service cost	1,895	**1,586**
Interest cost	2,367	**2,609**
Plan participants' contributions	779	**618**
Net actuarial loss (gain)	(20)	**556**
Benefits paid	(809)	**(773)**
Foreign currency translation adjustment	5,773	**761**
Projected benefit obligation at end of year	$ 51,792	**$ 57,149**
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 29,308	**$ 40,944**
Actual return on plan assets	4,468	**3,465**
Employer contributions	3,151	**2,468**
Plan participants' contributions	779	**618**
Benefits paid	(809)	**(773)**
Foreign currency translation adjustment	4,047	**602**
Fair value of plan assets at end of year	$ 40,944	**$ 47,324**
Funded status:		
Funded status	$ (10,768)	**$ (9,763)**
Net amount recognized	$ (10,768)	**$ (9,763)**

Amounts recognized in statement of financial position were as follows:

	Year Ended December 31,	
	2006	**2007**
Accrued pension liability	$ (10,768)	**$ (9,763)**
Net amount recognized	$ (10,768)	**$ (9,763)**

All amounts recognized in accumulated other comprehensive income are related to accumulated gains.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets were as follows:

	Year Ended December 31,	
	2006	**2007**
Projected benefit obligation	$ 51,792	**$ 57,149**
Accumulated benefit obligation	$ 47,116	**$ 51,729**
Fair value of plan assets	$ 40,944	**$ 47,324**

Weighted average assumptions used to determine benefit obligations at end of plan year were as follows:

	Year Ended December 31,	
	2006	**2007**
Discount rate	5.0%	**5.8%**
Rate of compensation increase	4.5%	**4.9%**

PLAN ASSETS

The Company's pension plan weighted-average allocations by asset category are as follows:

	November 30,	
	2006	**2007**
Asset Category		
Equity securities	82.8%	**79.2%**
Debt securities	16.7%	**20.5%**
Cash and net current assets	0.5%	**0.3%**
Total	100.0%	**100.0%**

An independent third party manages the plan assets and tracks the return on a benchmark portfolio matching the above strategic asset allocation. Based on advice from the Company's financial advisors, the trustees have determined the above mix of asset types in order to meet the investment objectives of the pension plan.

The Company expects to contribute $2.7 million to fund its pension plan during 2008. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Expected benefit payments for fiscal year ending:

2008	$ 795
2009	821
2010	848
2011	878
2012	908
Next 5 years	5,021

13. Commitments and Contingencies

The Company currently maintains insurance for risks associated with the operation of its business, provision of professional services, and ownership of property. These policies provide coverage for a variety of potential losses, including loss or damage to property, bodily injury, general commercial liability, professional errors and omissions and medical malpractice. The Company's retentions and deductibles associated with these insurance policies range from $0.25 million to $2.5 million.

The Company is self-insured for health insurance for the majority of its employees located within the United States, but maintains stop-loss insurance on a "claims made" basis for expenses in excess of $0.28 million per member per year. As of December 31, 2006 and 2007, the Company maintained a reserve of approximately $7.4 million and $4.0 million, respectively, included in other accrued expenses on the consolidated balance sheets, to cover open claims and estimated claims incurred but not reported.

The Company has commitments to invest up to an aggregate additional $23.4 million in four venture capital funds. For further details, see Note 6.

The Company has been involved in compound development and commercialization collaborations since 1997. The Company developed a risk-sharing research and development model to help pharmaceutical and biotechnology clients develop compounds. Through collaborative arrangements based on this model, the Company assists its clients by sharing the risks and potential rewards associated with the development and commercialization of drugs at various stages of development. The Company currently has four such arrangements that involve the potential future receipt of one or more of the following: payments upon the achievement of specified development and regulatory milestones; royalty payments if the compound is approved for sale; sales-based milestone payments; and a share of net sales up to a specified dollar limit. The compounds that are the subject of these collaborations are either still in development or are awaiting regulatory approvals in certain countries. None of the compounds have been approved for sale in any country in the world. As a result of the risks associated with drug development, including poor or unexpected clinical trial results and obtaining regulatory approval to sell in any country, the receipt of any further milestone payments, royalties or other payments with respect to any of the Company's drug development collaborations is uncertain.

As of December 31, 2007, the Company had two collaborations that involved future expenditures. The first is the Company's collaboration with ALZA Corporation, subsequently acquired by Johnson and Johnson, for dapoxetine. In connection with this collaboration, the Company has an obligation to pay a royalty to Eli Lilly and

Company of 5% on annual net sales of the compound in excess of $800 million. Johnson and Johnson received a "not approvable" letter from the FDA in October 2005, but continued its global development program. In December 2007, Johnson and Johnson submitted a marketing authorization application for dapoxetine to regulatory authorities in seven countries in the European Union. Although this regulatory application has been submitted, the Company does not know if or when Johnson and Johnson will obtain regulatory approval for dapoxetine in these countries. The Company also does not know if or even when Johnson and Johnson will submit an application for or obtain regulatory approval for dapoxetine in the United States of any other country.

The second collaboration involving future expenditures is with Ranbaxy Laboratories Ltd. In February 2007, the Company exercised an option to license from Ranbaxy a statin compound that the Company is developing as a potential treatment for dyslipidemia, a metabolic disorder often characterized by high cholesterol levels. Upon exercise of the option, the Company paid a one-time license fee of $0.25 million. Under the agreement, the Company has an exclusive license to make, use, sell, import and sublicense the compound and any licensed product anywhere in the world for any human use. Ranbaxy retained a non-exclusive right to co-market licensed products in India and generic equivalents in any country in the world in which a third party has sold the generic equivalent of a licensed product. The Company is solely responsible, and will bear all costs and expenses, for the development, manufacture, marketing and commercialization of the compound and licensed products. In addition to the one-time license fee, the Company is obligated to pay Ranbaxy milestone payments upon the occurrence of specified clinical development events. If a licensed product is approved for sale, the Company must also pay Ranbaxy royalties based on sales of the product, as well as commercial milestone payments based on the achievement of specified worldwide sales targets. If all criteria are met, the total amount of potential clinical and sales-based milestones would be $44.0 million. The Company filed the investigational new drug application, or IND, for the statin compound in late March 2007. The Company completed a single ascending dose, first-in-human study for this statin in July 2007, and the compound was safe and well tolerated at all doses in this trial. The Company completed a first-in-patient study, and a drug-drug interaction study to evaluate the interaction between the Company's statin and gemfibrozil, a fibrate commonly used to lower triglycerides. The Company is currently conducting additional trials to further evaluate the safety and efficacy of this statin. The Company has preliminary results from the first part of a high dose comparator trial. These preliminary results suggest that the Company's statin was well-tolerated in the first part of this trial based on adverse event and clinical laboratory data and compared favorably to the comparator statins with respect to lipid lowering. The second part of the study is in progress and final results could vary materially from the preliminary results. The Company anticipates having final results from this high dose comparator study in the first quarter of 2008 and plans to decide upon a course of action related to this statin program after evaluating the full and complete results from these trials.

In September 2007, the Company entered into a contract with a client to construct a laboratory within a leased building, to supply laboratory equipment and to provide specified laboratory services. The client has agreed to reimburse the Company for the costs of the construction of the laboratory and related equipment. The Company expects these costs will be approximately $5.5 million and that construction will be completed in mid-2008.

Under most of the agreements for Development services, the Company typically agrees to indemnify and defend the sponsor against third-party claims based on the Company's negligence or willful misconduct. Any successful claims could have a material adverse effect on the Company's financial condition, results of operations and future prospects.

In the normal course of business, the Company is a party to various claims and legal proceedings. Beginning early 2007 the Company was named as a co-defendant in various lawsuits involving claims relating to Sanofi-Aventis' FDA-approved antibiotic Ketek, for which the Company provided certain clinical trial services. The Company records a reserve for pending and threatened litigation matters when an adverse outcome is probable and the amount of the potential liability is reasonably estimable. Although the ultimate outcome of pending and threatened litigation matters is currently not determinable and litigation costs can be material, management of the Company, after consultation with legal counsel, does not believe that the resolution of these matters will have a material effect upon the Company's financial condition, results of operations or cash flows.

14. Related Party Transactions

The Company leases its Highland Heights, Kentucky, building under an operating lease with a former employee and less than one percent shareholder of the Company. Rent paid to this shareholder for the years ended December 31, 2005, 2006 and 2007 totaled $0.8 million. This lease was renewed on January 1, 2005 and will expire on December 31, 2014. Future rent under this lease is included in the future minimum payments for all lease obligations included in Note 8.

The Company provided services to three companies in which two members of the Company's Board of Directors hold board positions. Revenue received from these three companies for the years ended December 31, 2005, 2006 and 2007 were $4.4 million, $5.9 million and $5.6 million, respectively. As of December 31, 2006 and 2007, these three companies owed the Company $1.1 million and $0.2 million, respectively, for services rendered by the Company.

15. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The carrying amount approximates fair value because of the short maturity of these items.

INVESTMENTS

The Company's investments in BioDelivery Sciences International and Accentia Biopharmaceuticals are recorded at $1.7 million and $14.0 million at December 31, 2007, respectively. BioDelivery Sciences International and Accentia Biopharmaceuticals are publicly traded companies. The Company records a gain or loss related to these investments at the end of each quarter based on the closing price of these investments at the end of each period. The Company records unrealized gains or losses in accumulated other comprehensive income until they are realized or an other-than temporary decline has occurred. For further information on investments, see Note 6.

The Company's remaining investments, for which no public market exists, are accounted for using the cost method of accounting as the Company does not exert significant influence on the operations of these companies. The Company monitors these investments for other-than-temporary declines in value. Of these investments, the Company recorded an impairment to one of its cost basis investments as of December 31, 2005. The Company believes the carrying value approximates fair value as of December 31, 2006 and 2007. For further details, see Note 6.

DERIVATIVE INSTRUMENTS

The Company's derivative financial instruments are recorded at a fair value. As of December 31, 2006 and 2007, the Company's derivative portfolio had an unfavorable position of $0 and $1.9 million, respectively, recorded as a component of other accrued expenses.

LETTERS OF CREDIT

From time to time, the Company causes letters of credit to be issued to provide credit support for guarantees, contractual commitments and insurance policies. The fair values of the letters of credit reflect the amount of the underlying obligation and are subject to fees competitively determined in the marketplace. As of December 31, 2007, the Company had four letters of credit outstanding for a total of $1.8 million.

16. Business Segment Data

numbers in tables in thousands

The Company has two reportable segments: Development and Discovery Sciences. In the Development segment, the Company provides a broad range of development services, which include preclinical programs and Phase I to IV clinical development services as well as bioanalytical product testing and clinical laboratory services. In addition, for marketed drugs, biologics and devices, the Company offers support such as product launch services, medical information, patient compliance programs, patient and disease registry programs, product safety and pharmacovigilance, Phase IV monitored studies and prescription-to-over-the-counter programs. The Discovery Sciences segment provides services that include preclinical evaluations of anticancer therapies, biomarker discovery and patient sample analysis services, and compound development and commercialization collaborations.

The accounting policies of the segments are the same as those described in Note 1. The Company evaluates its segment performance and allocates resources based on service revenue, gross profit and income from operations.

Revenues by principal business segment are separately stated in the consolidated financial statements. Income from operations, depreciation and amortization, identifiable assets and capital expenditures by principal business segment were as follows:

	Year Ended December 31,		
	2005	2006	**2007**
Income from operations:			
Development	$ 170,966	$ 210,581	**$ 246,600**
Discovery Sciences	5,730	9,396	**(16,619)**
Total	$ 176,696	$ 219,977	**$ 229,981**
Depreciation and amortization:			
Development	$ 35,992	$ 44,194	**$ 53,620**
Discovery Sciences	4,258	3,544	**1,972**
Total	$ 40,250	$ 47,738	**$ 55,592**
Identifiable assets:			
Development	$ 1,061,038	$ 1,394,850	**$ 1,596,616**
Discovery Sciences	98,562	86,715	**87,759**
Total	$ 1,159,600	$ 1,481,565	**$ 1,684,375**
Capital expenditures:			
Development	$ 109,185	$ 147,530	**$ 93,899**
Discovery Sciences	711	516	**1,052**
Total	$ 109,896	$ 148,046	**$ 94,951**

17. Operations by Geographic Area

numbers in tables in thousands

Geographic information for net revenue and income from operations by country is determined by the location where the services are provided for the client. Geographic information for identifiable assets by country is determined by the physical location of the assets.

The following table presents information about the Company's operations by geographic area:

	Year Ended December 31,		
	2005	2006	**2007**
Net revenue:			
United States	$ 734,492	$ 845,141	**$ 898,394**
United Kingdom	97,012	113,880	**144,479**
Other [(a)]	205,586	288,661	**371,592**
Total	$ 1,037,090	$ 1,247,682	**$ 1,414,465**
Income from operations:			
United States	$ 113,518	$ 142,960	**$ 145,229**
United Kingdom	15,023	15,748	**18,553**
Other [(a)]	48,155	61,269	**66,199**
Total	$ 176,696	$ 219,977	**$ 229,981**
Identifiable assets:			
United States	$ 966,482	$ 1,206,406	**$ 1,302,541**
United Kingdom	100,767	146,666	**211,138**
Other [(a)]	92,351	128,493	**170,696**
Total	$ 1,159,600	$ 1,481,565	**$ 1,684,375**

(a) Principally consists of operations in 38 countries, 17 of which are located in Europe, none of which comprises more than 6% of net revenue, income from operations or identifiable assets.

18. Quarterly Financial Data (unaudited)

numbers in tables in thousands, except per share data

2006	First	Second	Third	Fourth	Total
Net revenue	$ 299,369	$ 308,953	$ 313,148	$ 326,212	$ 1,247,682
Income from operations	60,928	49,029	51,999	58,021	219,977
Net income	41,846	36,414	36,813	41,579	156,652
Net income per common share:					
Basic	$ 0.36	$ 0.31	$ 0.31	$ 0.35	$ 1.34
Diluted	$ 0.35	$ 0.31	$ 0.31	$ 0.35	$ 1.32

2007					
Net revenue	**$ 332,252**	**$ 349,970**	**$ 357,195**	**$ 375,048**	**$ 1,414,465**
Income from operations	**60,037**	**61,095**	**52,850**	**55,999**	**229,981**
Net income	**41,987**	**42,647**	**38,240**	**40,527**	**163,401**
Net income per common share:					
Basic	**$ 0.36**	**$ 0.36**	**$ 0.32**	**$ 0.34**	**$ 1.38**
Diluted	**$ 0.35**	**$ 0.36**	**$ 0.32**	**$ 0.34**	**$ 1.36**

19. Subsequent Event

On February 20, 2008, the Company announced its plan to begin a stock repurchase program whereby up to $350 million of its common stock may be purchased from time to time in the open market. The Company decided to initiate a share repurchase program in view of the current price at which stock is trading, the strength of the Company's balance sheet and its ability to generate cash, as well as to minimize earnings dilution from future equity compensation awards. The manner and timing of repurchases, the amount the Company spends and the number of shares repurchased, if any, will depend on a variety of factors, including the Company's stock price and blackout periods in which the Company is restricted from repurchasing shares. The Company expects to finance the share repurchases from existing cash on hand and cash generated from future operations.

See also Note 6 in the Notes to Consolidated Financial Statements for subsequent events related to the Company's investments in auction rate securities.

BOARD OF DIRECTORS

STUART BONDURANT, M.D.
Dean Emeritus
School of Medicine
University of North Carolina at Chapel Hill

FRED N. ESHELMAN, PHARM.D.
Vice Chairman and Chief Executive Officer, PPD

FREDERICK FRANK
Vice Chairman and Director
Lehman Brothers

BRIGADIER GENERAL DAVID L. GRANGE (retired)
President and Chief Executive Officer
McCormick Tribune Foundation

CATHERINE M. KLEMA
President
Nettleton Advisors, LLC
Formerly Managing Director,
Healthcare Investment Banking
SG Cowen Securities

TERRY MAGNUSON, PH.D.
Professor and Chair, Department of Genetics
Director, Carolina Center for Genome Sciences
Director, Program in Cancer Genetics,
Lineberger Comprehensive Cancer Center
University of North Carolina at Chapel Hill

ERNEST MARIO, PH.D.
Chairman of the Board, PPD
Chairman and Chief Executive Officer, Capnia, Inc.

JOHN A. MCNEILL, JR.
Chief Executive Officer
Liberty Healthcare Services, LLC

PRINCIPAL OFFICERS

PAUL S. COVINGTON, M.D.
Executive Vice President,
Development

DAN DARAZSDI
Chief Financial Officer

FRED N. ESHELMAN, PHARM.D.
Vice Chairman and Chief Executive Officer

JUDD HARTMAN
General Counsel and Secretary

WILLIAM RICHARDSON
Senior Vice President,
Global Business Development

WILLIAM SHARBAUGH
Chief Operating Officer

SHAREHOLDER INFORMATION

ANNUAL MEETING

The 2008 annual meeting of shareholders will be held at 10 a.m. ET on Wednesday, 21 May 2008, at our worldwide headquarters located at 929 North Front Street, Wilmington, North Carolina.

NASDAQ GLOBAL SELECT MARKET SYMBOL

PPDI

FINANCIAL REPORTS

Copies of the PPD annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed with the Securities and Exchange Commission, as well as other investor materials, are available without charge through the PPD Web site at www.ppdi.com or upon request from:

CRAIG EASTWOOD

Director, Investor Relations
PPD
929 North Front Street
Wilmington, NC 28401-3331
Telephone: +910 558 7585
Fax: +910 558 7056
E-mail: info@wilm.ppdi.com

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
Raleigh, NC

COMMON STOCK INFORMATION

Our common stock is traded under the symbol "PPDI" and is quoted on the Nasdaq Global Select Market. The following table sets forth the high and low sales prices, adjusted to give effect to our two-for-one stock split in February 2006, for shares of our common stock, as reported by Nasdaq for the periods indicated.

	2006		**2007**	
	High	Low	High	Low
First Quarter	$36.20	$30.70	**$35.63**	**$30.52**
Second Quarter	$41.17	$31.71	**$38.91**	**$33.02**
Third Quarter	$40.80	$34.86	**$40.07**	**$32.76**
Fourth Quarter	$37.35	$29.55	**$43.14**	**$35.17**

As of February 15, 2008, there were approximately 67,300 holders of our common stock.

DIVIDENDS

On October 3, 2005, our board of directors adopted an annual cash dividend policy to pay an aggregate annual cash dividend of $0.10 on each outstanding share of common stock, payable quarterly at a rate of $0.025 per share, as adjusted to give effect to our February 2006 two-for-one stock split. Beginning in the fourth quarter of 2006, our board of directors amended the annual cash dividend policy to increase the annual dividend rate by 20 percent, from $0.10 to $0.12 per share, or $0.03 per share quarterly. In the fourth quarter of 2007, our board of directors further amended the annual cash dividend policy, increasing the annual dividend rate from $0.12 to $0.40 per year, payable quarterly at a rate of $0.10 per share. The annual cash dividend policy and the payment of future quarterly cash dividends under that policy are not guaranteed and are subject to the discretion of and continuing determination by our board of directors that the policy remains in the best interests of our shareholders and in compliance with applicable laws and agreements.

STOCK REPURCHASE PLAN

On February 20, 2008, the board of directors authorized the company to repurchase up to $350 million of its common stock from time to time in the open market. The manner and timing of repurchases, the amount the company spends and the number of shares repurchased, if any, will depend on a variety of factors, including the company's stock price and blackout periods in which the company is restricted from repurchasing shares.

PERFORMANCE GRAPH

Below is a graph that compares the cumulative total shareholder return on the company's common stock from December 31, 2002, through December 31, 2007, against the cumulative total return for the same period on the Nasdaq Stock Market (U.S.) Index and the Nasdaq Health Services Index. The results are based on an assumed $100 invested on December 31, 2002, and reinvestment of dividends.



$400
$300
$200
$100
$0
345.9
283.3
198.0
12.31.2002
12.31.2003
12.31.2004
12.30.2005
12.29.2006
12.31.2007

Comparison of Cumulative Total Return Among PPDI and the Nasdaq U.S. Stock and Nasdaq Health Services Indices

- Pharmaceutical Product Development, Inc. (PPDI)
- Nasdaq Stock Market (U.S.) Index
- Nasdaq Health Services Index

CRSP Total Returns Index for:	12/31/02	12/31/03	12/31/04	12/30/05	12/29/06	12/31/07
PPDI	100.0	92.1	141.1	215.6	225.0	283.3
Nasdaq Stock Market (U.S.) Index	100.0	149.5	162.7	166.2	182.6	198.0
Nasdaq Health Services Index	100.0	152.9	192.7	265.0	264.6	345.9



Chief Executive Officer Fred Eshelman (center) with Chief Financial Officer Dan Darazsdi (left) and Chief Operating Officer William Sharbaugh

PPD®

Worldwide Headquarters
929 North Front Street
Wilmington, NC 28401-3331
+910 251 0081 Telephone
+910 762 5820 Fax

www.ppdi.com

END